New Gold Inc.
Annual Information Form
For the Financial Year Ended December 31, 2012

Table of Contents

CORPORATE STRUCTURE	4

GENERAL DEVELOPMENT OF THE BUSINESS	5

Developments - Projects and Mines	5

Developments - Financial	6

Developments - Acquisitions and Dispositions	6

Developments - Corporate Governance	7

DESCRIPTION OF THE BUSINESS	8

Specialized Skills and Knowledge	8

Principal Products	8

Competitive Conditions	8

Operations	8

Technical Information	10

Summary of Mineral Reserve and Mineral Resource Estimates	10

MINERAL PROPERTIES	15

NEW AFTON MINE, CANADA	15

CERRO SAN PEDRO MINE, MEXICO	19

MESQUITE MINE, UNITED STATES	23

PEAK GOLD MINES, AUSTRALIA	27

BLACKWATER PROJECT, CANADA	31

EL MORRO PROJECT, CHILE	36

RISK FACTORS	42

NOTES	52

DIVIDENDS	53

DESCRIPTION OF CAPITAL STRUCTURE	53

MARKET FOR SECURITIES	55

DIRECTORS AND OFFICERS	57

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	63

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS	63

TRANSFER AGENT AND REGISTRAR	64

MATERIAL CONTRACTS	64

INTERESTS OF EXPERTS	65

SCHEDULE “A” AUDIT COMMITTEE CHARTER	A-1

SCHEDULE “B” DEFINITIONS	B-1

SCHEDULE “C” ABBREVIATIONS AND MEASUREMENT CONVERSION	C-1

SCHEDULE “D” CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	D-1

Annual Information Form

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2012

All information in this annual information form (“Annual Information Form”) is as at December 31, 2012 unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this Annual Information Form, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this Annual Information Form, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated Reserves and Resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Blackwater project; in Mexico, where the Cerro San Pedro mine has a history of ongoing legal challenges related to our EIS; and in Chile, where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the Company is or may become a party to; diminishing quantities or grades of Reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; uncertainties inherent to economic studies in respect of the PEA for the Blackwater project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this Annual Information Form are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Most of the financial information in this Annual Information Form is taken from New Gold’s audited consolidated financial statements for the year ended December 31, 2012 (a copy of which is available under the Company’s profile on SEDAR at www.sedar.com).  Readers should refer to such financial statements for additional information.

Concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed in this Annual Information Form has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this Annual Information Form are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 (“NI 43-101”) under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve calculation is made.

As such, certain information contained in this Annual Information Form concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "probable Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Total Cash Costs per Gold Ounce

“Total cash costs per gold ounce” is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, realized gains and losses on fuel contracts, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

Total cash costs are intended to provide additional information only and do not have any standardized definition under IFRS; they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

Additional Cautionary Note for Preliminary Economic Assessment

This note regarding the preliminary economic assessment (“PEA”) is in addition to cautionary language already included in this Annual Information Form as required under NI 43-101. The Blackwater project PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. This Annual Information Form includes information on New Gold’s PEA with respect to the Blackwater project, which was outlined in the PEA Technical Report filed on October 10, 2012.  New Gold has, since the date of the PEA, completed a non-material update of the Mineral Resource estimate for the Blackwater project. Although the PEA represents useful, accurate and reliable information based on the information available at the time of its publication, and provides an important indicator as to the economic potential of the Blackwater project, the PEA is based on Mineral Resource estimates with an effective date of July 27, 2012, which do not reflect drilling conducted since that date, and the PEA does not reflect the latest Mineral Resource estimate included in this Annual Information Form. Certain assumptions used in the PEA, some of which relate to the July 27, 2012 Mineral Resource estimate, may have changed from those used for the new Mineral Resource estimate, causing a variation of parameters.  Moreover, the updated Mineral Resource estimate may impact how New Gold intends to develop the deposit, including pit outlines, production rates and mine life.

Currency Presentation and Exchange Rate Information

This Annual Information Form contains references to United States dollars, Canadian dollars and Australian dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars.   Canadian dollars are referred to as “Canadian dollars” or “C$” and Australian dollars are referred to as “Australian dollars” or “A$”.  See Schedule D of this Annual Information Form for applicable exchange rate information.

Technical Information

The scientific and technical information in this Annual Information Form has been reviewed and approved by Mark Petersen, a Qualified Person under NI 43-101 and an officer of New Gold.  Mr. Petersen is not “independent” of New Gold within the meaning of NI 43-101.

Additional Information

Additional information about the Company, including, without limitation, directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans may be found in the Management Information Circular of the Company filed for its most recent annual meeting of shareholders and other continuous disclosure documents of the Company filed on SEDAR. Additional financial information is provided in the Company’s audited consolidated financial statements and the Management’s Discussion and Analysis (“MD&A”) for the financial year ended December 31, 2012.  These documents and other information about the Company are available through the Company’s profile on SEDAR at www.sedar.com.

CORPORATE STRUCTURE

The Company was incorporated on January 31, 1980 as DRC Resources Corporation under the Company Act (British Columbia) and was transitioned on May 10, 2005 under the Business Corporations Act (British Columbia) (“Act”).  On May 4, 2005, the shareholders of the Company passed a special resolution to remove the pre-existing company provisions and to adopt new articles. On June 1, 2005 the Company changed its name to New Gold Inc.  Effective January 1, 2012, New Gold completed an amalgamation with its wholly-owned subsidiaries Silver Quest Resources Ltd., Geo Minerals Ltd. and Richfield Ventures Corp. under the Act.  The amalgamated Company continues as New Gold Inc.

The head and registered office of the Company is Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia V7X 1M9, Canada.  The Company also has an office at Suite 3120, 200 Bay Street, Toronto, Ontario, M5J 2J4, Canada.

The following chart illustrates the Company’s principal subsidiaries (collectively, the “Subsidiaries”), together with the governing law of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company, as well as the Company’s mines and development projects.

In this Annual Information Form, except as otherwise required by the context, reference to “New Gold” or the “Company” means, collectively, New Gold Inc. and the Subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

New Gold is an intermediate gold mining company engaged in the acquisition, exploration, development and operation of mineral properties. New Gold currently has the following material mines and development projects which are described in detail in the “Mineral Properties” section of this Annual Information Form:

•	100% interest in the New Afton copper-gold mine British Columbia, Canada (“New Afton Mine”)

•	100% interest in the Mesquite gold mine in California, United States (“Mesquite Mine”)

•	100% interest in the Cerro San Pedro gold-silver mine in San Luis Potosi, Mexico (“Cerro San Pedro Mine”)

•	100% interest in the Peak gold-copper mines in New South Wales, Australia (“Peak Gold Mines”)

•	100% interest in the Blackwater gold project in British Columbia, Canada (“Blackwater Project”)

•	30% interest in the El Morro copper-gold project in the Atacama Region, Chile ( “El Morro Project”)

New Gold has been a natural resource exploration and development company engaged in the acquisition, exploration and development of natural resource properties since 1980. An important aspect of New Gold’s business strategy is the pursuit of disciplined growth through mergers and acquisitions. The Company’s current structure arose through two accretive business combinations in mid-2008 and mid-2009, respectively.  Since the middle of 2009, New Gold has been successful in enhancing the value of its portfolio of assets, while also continuously looking for compelling external growth opportunities.  The Company’s focus is primarily on adding assets in jurisdictions where it already has an established presence and where the asset has the potential to provide New Gold shareholders with meaningful gold production, cash flow and exploration potential, all while ensuring that any potential acquisition is accretive on key “per share” metrics.  Part of the Company’s strategy is also to maintain a strong financial position by continuously reviewing strategic alternatives for its assets with the view of maximizing shareholder value.  In short, New Gold strives to pursue corporate development initiatives that will leave the Company and its shareholders in a fundamentally stronger position than it is today.

Developments - Projects and Mines

New Afton Mine

In June 2012, the New Afton Mine successfully achieved production start-up.  This was followed by the New Afton mill achieving its designed capacity of 11,000 tonnes per day on July 31, 2012, ahead of its August 2012 target.  New Afton’s successful start-up was the culmination of many years of dedicated exploration, development and project execution.

Blackwater Project

On September 20, 2012, New Gold announced the release of its Preliminary Economic Assessment (“PEA”) for the Blackwater Project which outlined the parameters of a conventional truck and shovel open pit mine with a 60,000 tonne per day processing plant that had the potential to produce an average of over 500,000 ounces of gold per year.  The completion of the PEA was an important milestone in the continued development of the Blackwater Project.  Since the PEA, the Blackwater team has continued to refine and optimize the Project development plan with various trade-off studies and will continue to do so throughout 2013.  The PEA is preliminary in nature, includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realised.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

El Morro Project

On June 27, 2012, all claims made in a lawsuit against the Company, and affiliated subsidiaries, by Barrick Gold Corporation were dismissed.  The lawsuit was related to the exercise, in early 2010, of a right of first refusal and agreement with Goldcorp Inc. (“Goldcorp”) relating to the El Morro Project.  Barrick did not appeal the decision.

New Gold holds a fully carried 30% interest in the El Morro Project, with the remaining 70% held by Goldcorp, the project developer and operator.  Activity at the El Morro Project has been limited due to the temporary suspension of the project’s environmental permit by the Chilean Supreme Court.  The suspension is pending the resolution by the Chilean Environmental Permitting Authority (“Servicio de Evaluación Ambiental” or “SEA”) of certain deficiencies in consultation asserted by a group of indigenous people whose claims were supported by the Chilean court.  In June 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean court.  It is anticipated the consultation process could be completed by the end of 2013.  During the period of temporary suspension, Goldcorp’s is supporting the advancement of the consultation process, evaluating potential future exploration targets and optimizing project economics including sourcing of a long-term power supply.

Cerro San Pedro Mine

In March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, after public consultation, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which the Cerro San Pedro Mine is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the Mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted.

Developments - Financial

The Company completed two private placements in 2012.

On April 5, 2012, the Company completed a private placement of $300 million aggregate principal amount of 7.0% Senior Notes due 2020.  The net proceeds of the placement were used to fund the redemption of the Company’s 10.0% Senior Secured Notes effective May 7, 2012, and for general corporate purposes.  On November 14, 2012, the Company completed a second private placement of $500 million aggregate principal amount of 6.25% Senior Notes due 2022.

On November 20, 2012 New Gold redeemed all of its outstanding 5% subordinated convertible debentures due June 28, 2014.  The aggregate principal amount of the debentures was C$55 million.  As a result of conversions and the early redemption, New Gold eliminated the requirement to repay C$55 million in debt in mid-2014, as well as the interest payments that would have been incurred in the period between redemption and June 28, 2014.

On February 28, 2013, New Gold agreed to an extension of its $150 million revolving credit facility (“Facility”) with a syndicate of banks to December 14, 2014.  Other amendments include a reduction in fees and the use of net debt, rather than total debt, as a measure of leverage for the purpose of covenant tests.  Under the Facility, the lenders continue to hold a first ranking lien on the present and future property of the Mesquite Mine, Cerro San Pedro Mine and Peak Gold Mines, subject to permitted encumbrances.  The Facility provides New Gold with additional liquidity supplementing the Company's already strong cash position.

Developments - Acquisitions and Dispositions

The Company completed three separate acquisitions during 2011, each relating to its Blackwater Project.

On June 1, 2011, the Company acquired all of the outstanding shares of Richfield Ventures Corp. (“Richfield”) through a plan of arrangement, pursuant to which Richfield shareholders received 0.9217 of a common share of New Gold and nominal cash consideration for each Richfield share held. New Gold issued 48.6 million common shares under the arrangement.  Following completion of the arrangement, New Gold added the Blackwater Project to its portfolio of assets.

On December 21, 2011, the Company acquired all of the outstanding shares of Geo Minerals Ltd. (“Geo”) which had additional landholdings in the Blackwater Project area. The transaction was a plan of arrangement under which shareholders of Geo (including holders of options and warrants) received total cash consideration of $22.0 million for their Geo shares. Following New Gold’s acquisition of Geo’s cash balance at closing of the Geo Arrangement, the net cash payment made by New Gold in respect of the arrangement was $18.0 million.

On December 23, 2011, the Company acquired Silver Quest Resources Ltd. (“Silver Quest”) which held a 25% interest in a portion of the mineral claims at the Blackwater Project as well as the Capoose property which is located near the Blackwater Project and covers approximately 410 square kilometres of land. The transaction was a plan of arrangement under which the shareholders of Silver Quest (including holders of options) received 0.09 of a common share of New Gold and nominal cash consideration for each Silver Quest share held.  New Gold issued 10.5 million common shares to former Silver Quest shareholders under the arrangement.

New Gold did not file a Form 51-201F4 (“Business Acquisition Report”) in respect of its acquisitions of Richfield, Geo or Silver Quest.

On April 13, 2010 the Company sold its Amapari Mine, located in Brazil, to Beadell Resources Ltd, (“Beadell”), with New Gold receiving $37.0 million in cash and 115 million Beadell shares. In December 2010, New Gold sold its Beadell shares for $58.4 million.

Developments - Corporate Governance

On March 23, 2012 New Gold adopted a shareholder rights plan (“Plan”) to provide the Board of directors with more time to consider alternatives in the event of a takeover bid for the common shares of New Gold.  The record date for the distribution of the rights to shareholders was April 2, 2012.  The Plan was ratified by shareholders on May 2, 2012.

-  -

DESCRIPTION OF THE BUSINESS

The Company’s operating assets consist of the New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico the Mesquite Mine in the United States and the Peak Gold Mines in Australia.  Significant development projects include the Blackwater Project in Canada and a 30% interest in the El Morro Project in Chile.

New Gold is working towards maximizing shareholder value through diversified production, maintaining a reduced risk profile and enhancing growth potential in a safe and an environmentally and socially responsible manner.

Refer to the Company’s MD&A for the year ended December 31, 2012, available under the Company’s profile on SEDAR at www.sedar.com for a detailed description of the Company’s business, including each of its operating segments. In addition to information set out elsewhere in this Annual Information Form, the following information applies to each of the Company’s reportable operating segments.

Specialized Skills and Knowledge

All aspects of New Gold’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, mine planning, engineering, construction, regulatory compliance and accounting. New Gold has found that it can locate and retain employees and contractors with such skills and knowledge.

Principal Products

The Company’s principal products are gold, silver and copper.  There are worldwide gold, silver and copper markets into which the Company can sell and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold, silver and copper which it produces.

Competitive Conditions

The precious and base mineral exploration and mining business is competitive.  The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties.  The ability of the Company to acquire mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Operations

Mineral Reserves and Mineral Resources

The Company has the following Mineral Reserves: gold at the Mesquite Mine; gold and silver at the Cerro San Pedro Mine; gold and copper at the Peak Gold Mines and the El Morro Project; gold, silver and copper at the New Afton Mine; and gold and silver at the Blackwater Project.  See “Summary of Mineral Reserve and Mineral Resource Estimates”.

Foreign Operations

The Company currently owns 100% of the Cerro San Pedro Mine in Mexico, 100% of the Mesquite Mine in the United States, 100% of the Peak Gold Mines in Australia and 30% of the El Morro Project in Chile as its foreign operations.  Any changes in regulations or shifts in political attitudes in these foreign jurisdictions are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes to such regulations) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Risk Factors – Foreign Operations”.

Employees

As at December 31, 2012, the Company had the following employees and contractors:

Location	Full-Time	Contractors
Vancouver Office	22	2
Toronto Office	22	4
Corporate Exploration Team	11	-
Mesquite Mine	274	5
Cerro San Pedro Mine*	489	39
Peak Gold Mines	320	19
New Afton Mine	469	29
Blackwater Project	114	30
El Morro Project	-	-
	1,721	128

* As at December 31, 2012, 300 employees at the Cerro San Pedro Mine belonged to a union.

Environmental Protection and Social and Environmental Policies

The Company’s mining, exploration and development activities are subject to various federal, provincial, state and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.  In all jurisdictions where New Gold operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operations stages of a mining property with regard to air quality, water quality, fisheries and wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation.  Details and quantification of New Gold reclamation and closure costs obligations are set out in Note 15 of the Company’s audited consolidated financial statements for the year ended December 31, 2012.

Management does not believe that the financial and operational effect of environmental protection requirements on the capital expenditures and earnings of each mineral property are significant, as estimated the undiscounted closure cost for all properties is $92 million. This amount does not, and should not, impact the Company’s competitive position in the current or future financial years.

New Gold is committed to excellence in the management of health, safety, environment and corporate social responsibility (“HSE & CSR”). The Company has implemented an HSE & CSR policy and has also adopted 15 HSE CSR guiding principles to provide a framework for that policy. New Gold considers HSE & CSR a key driver to achieving a productive and profitable business that provides a positive contribution toward sustainable development for present and future generations. The HSE & CSR policy identifies actions to be taken by the Company to achieve its objectives, including continuously improving the management systems. Resources are focused to achieve shareholder profitability in all operations while maintaining New Gold’s commitment to fostering sustainable communities and to encourage and maintain transparent and open engagement with local communities.

The HSE & CSR guiding principles specifically address 15 areas, including leadership and accountability, as well as commitments and controls. The HSE & CSR guiding principles also have an internal validation model including annual self-assessments, annual performance improvement plans and external audits every three years. All employees and contractors are responsible for incorporating into their planning and work the actions necessary to fulfill the HSE & CSR guiding principles.

Technical Information

CIM Standards Definitions

The estimated Mineral Reserve and Mineral Resource for the New Afton Mine, the Cerro San Pedro Mine, the Mesquite Mine, Peak Gold Mines , the Blackwater Project and the El Morro Project have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”).  The CIM Standards Definitions used in this Annual Information Form are set out in the attached Schedule B.

Abbreviations and Technical Terms

Unless otherwise defined, abbreviations used in this Annual Information Form are set out in the attached Schedule C and technical terms used are defined in Schedule B.

Summary of Mineral Reserve and Mineral Resource Estimates

On February 5, 2013, the Company reported consolidated Mineral Reserve and Resource estimates for its mines and development projects as at December 31, 2012.  A consolidated summary of total gold, silver and copper contained within New Gold’s global Mineral Reserves and Resources is set out in the table below.

The Company’s Mineral Reserve and Resource estimates have been compiled by Mark Petersen, a Qualified Person under NI 43-101 and an officer of New Gold, based on estimates prepared under the direction of Qualified Persons under NI 43-101.  See - “Mineral Properties”.

New Gold Mineral Reserves and Resources Summary as at December 31, 2012

	Contained Metals
	Gold Koz	Silver Koz	Copper Mlbs
Mineral Reserves
Proven	2,744	12,110	1,185
Probable	5,008	19,146	2,097
Total Proven & Probable	7,752	31,256	3,282

Mineral Resources
Measured	6,789	37,470	2,076
Indicated	14,613	94,377	1,986
Total Measured & Indicated	21,403	131,847	4,061
Inferred	4,383	84,620	1,114

Notes to the Mineral Reserve and Resource estimates are provided on pages 13 and 14 of this Annual Information Form.

[Remainder of Page Intentionally Blank]

Mineral Reserves

Mineral Reserve estimates for the Mesquite Mine, Cerro San Pedro Mine, Peak Gold Mines, New Afton Mine and El Morro Project as at December 31, 2012, are presented in the table below.

Mineral Reserve Estimates – as at December 31, 2012

	Metal Grade				Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
Mesquite Mine
Proven	13,14 0	0.68	-	-	287	-	-
Probable	114,40 9	0.56	-	-	2,055	-	-
Mesquite Proven & Probable	127,54 9	0.57	-	-	2,342	-	-
Cerro San Pedro Mine
Proven	21,10 0	0.52	17.1	-	353	11,600	-
Probable	26,40 0	0.48	17.4	-	407	14,800	-
CSP Proven & Probable	47,50 0	0.50	17.3	-	760	26,400	-
Peak Gold Mines
Proven	2,10 9	5.89	7.5	1.08	399	510	50
Probable	2,11 8	3.82	6.8	1.18	260	466	55
Peak Proven & Probable	4,22 7	3.82	6.84	1.13	659	976	105
New Afton Mine
Proven	-	-	-	-	-	-	-
Probable	52,50 0	0.65	2.3	0.93	1,100	3,880	1,080
New Afton Proven & Probable	52,50 0	0.65	2.3	0.93	1,100	3,880	1,080
El Morro Project	100% Basis				30% Basis
Proven	307,94 9	0.57	-	0.56	1,705	-	1,135
Probable	335,15 2	0.37	-	0.44	1,186	-	962
El Morro Proven & Probable	643,10 1	0.47	-	0.49	2,891	-	2,097

Notes to the Mineral Reserve estimates are provided on pages 13 and 14 of this Annual Information Form.

Mineral Resources

Mineral Resource estimates for the Mesquite Mine, Cerro San Pedro Mine, Peak Gold Mines, New Afton Mine and El Morro Project inclusive of Mineral Reserves, as well as Mineral Resource estimates for the Blackwater Project, as at December 31, 2012, are presented in the tables below.

 [Remainder of Page Intentionally Blank]

Measured and Indicated Mineral Resource Estimates (Inclusive of Reserves) as at December 31, 2012

		Metal Grade			Contained Metal
	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
	000’s	g/t	g/t	%	Koz	Koz	Mlbs
Mesquite Mine
Measured - oxide	19,100	0.51	-	-	313	-	-
Indicated - oxide	274,100	0.38	-	-	3,349	-	-
Mesquite Measured & Indicated - oxide	293,200	0.39	-	-	3,662	-	-

Measured – non-oxide	4,900	0.88	-	-	139	-	-
Indicated – non-oxide	96,000	0.61	-	-	1,883	-	-
Mesquite Measured & Indicated – non-oxide	100,900	0.62	-	-	2,022	-	-
Mesquite Measured & Indicated	394,100	0.45	-	-	5,684	-	-
Cerro San Pedro Mine
Measured – open pit oxide	27,100	0.34	15	-	303	13,100	-
Indicated – open pit oxide	49,000	0.24	13	-	380	20,480	-
CSP Measured & Indicated – open pit oxide	76,100	0.28	13.7	-	683	33,580	-

Measured – open pit sulphide	15,200	0.47	11.9	-	229	5,800	-
Indicated – open pit sulphide	60,400	0.41	9.6	-	791	18,600	-
CSP Measured & Indicated – open pit sulphide	75,600	0.42	10.1	-	1,020	24,400	-
CSP Measured & Indicated	151,700	0.35	11.9		1,703	57,980
Peak Gold Mines
Measured	2,700	5.74	7.5	1.05	494	650	62
Indicated	3,200	3.75	6.8	1.19	386	700	84
Peak Measured & Indicated	5,900	4.66	7.1	1.13	880	1,350	146
New Afton Mine
A&B Zones
Measured	33,500	0.86	2.9	1.18	929	3,160	873
Indicated	45,900	0.67	2.4	0.89	984	3,530	896
A&B Zone Measured & Indicated	79,400	0.75	2.6	1.01	1,913	6,690	1,769
C-Zone
Measured	400	0.6	1.3	0.73	8	20	6
Indicated	2,900	0.63	1.3	0.68	58	120	43
C-Zone M&I	3,300	0.62	1.3	0.68	66	140	49
New Afton Measured & Indicated	82,700	0.74	2.6	1	1,979	6,830	1,818
Blackwater Project
Measured	88,188	0.94	5.2	-	2,670	14,740	-
Indicated	207,958	0.81	6.2	-	5,400	41,450	-
Blackwater Measured & Indicated	296,146	0.85	5.9	-	8,070	56,190	-
Capoose Property
Indicated	14,200	0.43	20.8	-	196	9,497	-
El Morro Project		100% basis			30% basis
Measured - open pit	307,949	0.57	-	0.56	1,705	-	1,135
Indicated – open pit	335,152	0.37	-	0.44	1,186	-	962
El Morro Measured & Indicated – open pit	643,101	0.47	-	0.49	2,891	-	2,097

Notes to the Mineral Resource estimates are provided on pages 13 and 14 of this Annual Information Form.

Inferred Mineral Resource Estimates as at December 31, 2012

	Metal grade				Contained metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
Mesquite Mine
Oxides	35,200	0.33	-	-	373	-	-
Non oxide	15,700	0.55	-	-	278	-	-
Mesquite Inferred	50,900	0.40	-	-	651	-	-
Cerro San Pedro Mine
Oxides	53,400	0.17	9.0	-	300	15,400	-
Sulphides	50,500	0.34	8.5	-	550	13,800	-
CSP Inferred	103,900	0.25	8.8	-	850	29,200	-
Peak Gold Mines	1,700	2.64	4.8	1.13	144	261	42
New Afton Mine
A&B - Zone	14,900	0.45	2.0	0.65	216	940	212
C-Zone	13,600	0.70	1.5	0.76	307	670	228
New Afton Inferred	28,400	0.57	1.8	0.70	523	1,610	440
Blackwater Project	16,585	0.58	10.8	-	310	5,760	-
Capoose Property	64,070	0.29	23.2	-	595	47,789	-
	100% Basis				30% Basis
El Morro Project	137,555	0.99	-	0.70	1,310	-	632
Notes to the Inferred Mineral Resource estimates are provided on pages 13 and 14 of this Annual Information Form.

Notes to Mineral Reserve and Resource Estimates

Measured and Indicated Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability as defined by a technical Feasibility Study. New Gold reports its Measured and Indicated Mineral Resources inclusive of its Mineral Reserves. Inferred Mineral Resources are not known with the same degree of certainty as Measured and Indicated Resources, do not have demonstrated economic viability, and are exclusive of Mineral Reserves. Mineral Reserves have been estimated and reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definition standards and guidelines and NI 43-101.

1.	Mineral Reserves for the Company’s mineral properties have been calculated based on the following metal prices and lower cut-off criteria:

	Gold US$/oz	Silver US$/oz	Copper US$/lb	Lower cutoff
Mesquite Mine	$1,300	-	-	0.21 g/t Au – Oxide Reserves 0.41 g/t Au – Non-oxide Reserves
Cerro San Pedro Mine	$1,300	$24.00	-	US$4.33/t NSR
Peak Gold Mines	$1,300	$24.00	$3.00	A$120 - 253/t NSR
New Afton Mine	$1,300	$24.00	$3.00	US$24/t NSR
El Morro Project	$1,350	-	$3.00	0.20% CuEq

2.	Mineral Resources for the Company’s mineral properties have been calculated based on the following metal prices and lower cut-off criteria:

	Gold US$/oz	Silver US$/oz	Copper US$/lb	Lower cut-off
Mesquite Mine	$1,400	-	-	0.12 g/t Au – Oxide Resources 0.24 g/t Au – Non-oxide Resources
Cerro San Pedro Mine	$1,400	$28.00	-	0.10 g/t AuEq – Open pit oxide Resources 0.40 g/t AuEq – Open pit sulphide Resources
Peak Gold Mines	$1,400	$28.00	$3.25	A$97 - 137/t marginal NSR
New Afton Mine	$1,400	$28.00	$3.25	0.40% CuEq
El Morro Project	$1,500	-	$3.50	0.15% CuEq – Meas’d & Ind’cd o/p Resources 0.20% CuEq – Inferred u/g Resources
Blackwater Project	$1,400	-	-	0.40 g/t AuEq
Capoose Property	$1,400	-	-	0.40 g/t AuEq

Mineral Resources have been estimated and reported in accordance with CIM definition standards and guidelines and NI 43-101.

3.
Mineral Resources are classified as Measured, Indicated and Inferred Resources and are reported based on technical and economic parameters consistent with the methods most suitable for their potential commercial exploitation. Where different mining and/or processing methods might be applied to different portions of a Mineral Resource, the designators ‘open pit’ and ‘underground’ have been applied to indicate envisioned mining method. Likewise the designators ‘oxide’, ‘non-oxide’ and ‘sulphide’ have been applied to indicate the type of  mineralization as it relates to appropriate mineral processing method and expected payable metal recoveries. The estimates of Mineral Reserves and Mineral Resources may be mutually affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. Additional details regarding Mineral Reserve and Resource estimates, classification and reporting parameters for each of New Gold’s mineral properties are provided in the respective NI 43-101 Technical Reports which are available on SEDAR.

4.	Qualified Person: New Gold’s Mineral Reserve and Resource statements have been reviewed and approved by Mark Petersen, a Qualified Person under NI 43-101 and employee of New Gold.

[Remainder of Page Intentionally Blank]

MINERAL PROPERTIES

NEW AFTON MINE, CANADA

The following disclosure relating to the New Afton Mine is based, in part, on information derived from the technical report entitled “Technical Report on the New Afton Mine, British Columbia, Canada”, dated December 31, 2009 (“New Afton Report”). The New Afton Report is available for review under the Company’s profile on SEDAR at www.sedar.com.  The following disclosure has been updated to include information about the New Afton Mine subsequent to the New Afton Report.  See “Interests of Experts” for details of the Qualified Persons who prepared the New Afton Report.

Project Description, Location, Access and Other Information

The New Afton Mine is located approximately 350 kilometres northeast of Vancouver in the south-central interior of British Columbia.  The property is 10 kilometres from the regional hub of Kamloops and is easily accessible by paved road.

The New Afton Mine occupies the site of the historic Afton Mine, a previous operation of Teck Resources Limited (“Teck”), and includes an open pit, underground workings, historic support facilities, a new concentrator, surface support facilities, and recently constructed tailings facility.  The New Afton deposit extends to the southwest from immediately beneath the Afton Mine open pit.  On July 31, 2012, the New Afton Mine achieved commercial production, followed by full production, defined as 100% of the 11,000 tonnes per day mill capacity in a consecutive 30 day period, on September 21, 2012.  During the fourth quarter of 2012 the mill throughput averaged approximately 11,700 tonnes per day.

The Company’s holdings in the mine area comprise the Afton Group and the Ajax Group. The New Afton deposit lies within the Afton Group. The New Afton Mine permit area consists of 28 mineral claims and a mining lease issued by the Ministry of Energy, Mines and Petroleum Resources on November 29, 2006 (the “Afton Mining Lease”). The total area of the claims and the mining lease is 12,698 hectares.

The Company holds surface rights on approximately 1,619 hectares surrounding the New Afton Mine. Reclamation permits covering the existing pits, plant facility and tailings pond, issued by the British Columbia Ministry of Energy and Mines, are held in the name of the previous owner, Teck.

Two First Nations, the Tk’emlúps te Secwépemc and the Skeetchestn Indian Band (the “Bands”), have asserted aboriginal rights and interests in the Mine area.  A formal agreement between the Bands and New Gold dated March 20, 2008, and amended March 30, 2011 (the “Participation Agreement”) provides the Bands’ consent to the New Afton Mine and agreement not to challenge before a court of law any New Gold interests or permits related to the mine. New Gold undertakes to provide the Bands with certain economic and social benefits including preferential hiring, education, training and business opportunities.

In accordance with the Participation Agreement, New Gold is obligated to pay into a socioeconomic trust created for the benefit of Band members.  The Company paid C$612,914 in fulfilment of this commitment during 2012.  Furthermore, each year in which commercial production occurs at the mine, an amount of 0.5% of net smelter returns (“NSR”), or a minimum of C$250,000 a year, shall be paid by New Gold to the trust, with the minimum payment to be increased to C$500,000 for a given year if copper prices in that year exceed C$2.50 a pound.  After the costs of developing, permitting, constructing, and equipping the mine have been recovered by New Gold, the payment to the trust will increase to the greater of C$1,000,000 a year, or 1% of NSR  in that year. If copper prices exceed C$2.50 per pound in a given year, this payment will increase to 1.5% of NSR for that year, and if copper prices exceed C$3.00 per pound in a given year, this payment will increase to 2% of NSR for that year.

The New Afton Mine is located in the rain shadow of the Coast Mountains with average precipitation of 257 millimetres per year (of which 175 millimetres is rainfall).  The Mine has a continental, semi-arid climate, with light winter snow and infrequent rain during the spring and fall.  Summer temperatures can reach 38 degrees Celsius and winter temperatures are generally at or near freezing.  The Mine’s landscape is characterized by hilly terrain and dispersed, small water bodies with a surface elevation of 700 metres above sea level. Vegetation at the Mine consists of scrub, open grasslands and sparse coniferous forests.

History

The first significant mining-related activity in the Afton area commenced in 1970, when drilling by Afton Mines Ltd. intercepted 52 metres of 0.4% copper in what ultimately became the Afton deposit. During the next three years, over 45,700 metres of drilling was carried out by a number of operators.

Teck and Iso Mines Ltd. acquired the Afton property in 1973, and initiated engineering and metallurgical studies. Production commenced at the Afton open pit mine in late 1977. Mining took place at the Afton, Crescent, Pothook, and Ajax pits. The mine closed in 1997.

In 1999, the Company acquired an option on the property, staked additional claims, and carried out surface drilling in the New Afton deposit.  In 2001, the Company completed a scoping study followed by further definition drilling. An advanced scoping study was completed in 2004.

The Company commissioned a Feasibility Study in 2005. The study, completed in 2007, contemplated a block cave mine and conventional grinding/flotation mill operation with a daily throughput of 11,000 tonnes.

Geological Setting and Mineralization

The Afton deposits are copper-gold: silica-saturated, alkalic porphyry systems situated within the Iron Mask batholith complex.  The Iron Mask complex is part of the Paleozoic island-arc assemblage known as the Quesnel Terrane.  Regional-scale fault zones are believed to be the principal control to intrusion of the batholithic rocks and the mineralization processes in the New Afton area.

The hypogene mineralization at New Afton is dominated by fine-grained disseminated chalcopyrite.  In weathered portions of the deposit, the chalcopyrite has been altered to bornite and chalcocite and, in the most intensely oxidized areas, native copper.  Native gold is rare.  Gold and silver reportedly occur as electrum grains within the chalcopyrite and bornite.

The bulk of the deposit occupies a large tabular mass measuring 900 metres long by approximately 100 metres wide spanning a vertical distance of approximately 350 metres. The zone dips vertically to steeply south-southeast and plunges southwest.

Faulting after the mineralizing event has reshuffled portions of the deposit in a manner not fully understood, resulting in truncation and displacement of the mineralized zone along a hanging wall fault.  The ground conditions in the vicinity of the fault are poor, hampering efforts to drill through it. As a result, drill information on the hanging wall side of the fault is limited.

Exploration and Drilling

In November 2004, an underground access portal was excavated in the former Afton open pit and a ramp driven 2,200 metres to provide access for underground sampling, infill drilling, and further exploration drilling.

In late 2005, New Gold contracted 1,323 line-kilometres of airborne electromagnetic surveying of the Afton and Ajax claims.  Tensor Magnetotelluric, DC Resistivity and Induced Polarization (“IP”) surveys totalling 34.5 line–kilometres were completed in 2008.

In addition to the work at Afton, New Gold has carried out relatively small exploration programs around the Ajax Group, located approximately seven kilometres to the southeast of the Afton pit. The results of these programs are described in the New Afton Report.

All drilling completed at the New Afton Mine as at the date of the New Afton Report has been diamond core drilling, conducted in a series of programs from 2000 to 2008. The details regarding specific Resource definition drilling programs conducted during this period are available in the New Afton Report.

The Mineral Resource estimate contained in the New Afton Report is based on 140,490 metres of diamond drilling from 366 core holes, along with 53 percussion holes totalling 4,386 metres.  According to the New Afton Report, the drilling and core handling protocols are consistent with common industry practice and are appropriate. The updated Mineral Resource estimate effective December 31, 2012 includes additional drilling conducted during 2012 and is based on 143,086 metres of diamond drilling from 373 core holes.

In 2011, the Company completed an airborne geophysical survey of its mineral claim holdings as they extend northwest from the New Afton Mine. The results of this work will be used to support ongoing exploration of the New Afton district in the future.

With the New Afton Mine in production, the Company’s exploration team is now able to drill the C-Zone block of mineralization that lies below and adjacent to the New Afton B-Zone Reserve block.  During 2012, a total of 13,895 metres in 26 holes was drilled to expand the C-Zone Resource. This total represents approximately 35% of the currently planned C-Zone exploration program. The program is scheduled for completion at the end of 2013, after which further exploration infill drilling may be conducted to upgrade the Resource to Measured and Indicated classification status. Additionally, a surface drilling program totalling 3,177 metres in 8 holes was completed in an area adjacent to the B-Zone Reserve to upgrade Inferred Resources to Measured and Indicated status. Total surface and underground exploration during 2012 amounted to 17,072 metres in 34 holes. Seven of these 34 holes have been incorporated into the updated Mineral Resource and Reserve estimates as of December 31, 2012.

A total of 40,000 metres of drilling is targeted at New Afton for 2013, with 30,000 metres focused on the C-Zone, 5,000 metres targeting continued Reserve replacement, and 5,000 metres testing regional targets on the Company’s land package.

Sampling and Analysis

Sampling protocols have varied among the different drill campaigns.  Sampling intervals were predominantly two to three metres during 2000-2003 and two metres in subsequent programs.  Routine insertion of blanks and standards into the sample stream has been conducted since 2005.  A program of randomly selected check samples during the 2000-2003 drilling correlated well with originals.

Sample preparation has been conducted according to accepted industry practice. All analytical work has been conducted by Eco Tech Laboratories Ltd. (“Eco Tech”) of Kamloops, British Columbia. Analytical procedures for samples collected during the 2000-2003 drilling programs included conventional fire assay with an AA or ICP finish for gold and palladium, and AA for copper and silver.  During 2005 and subsequent drill programs, copper and silver assays were determined using standard acid digestion followed by AA. Gold and palladium were determined using fire assay followed by an AA finish.

Starting in early 2007, New Gold began to build a database of potentially deleterious elements via ICP analysis of every fifth sample. As stated in the New Afton Report, the data quality was considered adequate for Resource estimation of contained gold, silver and copper as defined under NI 43-101 and the present protocols for data acquisition and management reasonable.  Estimates of the deleterious elements have been incorporated into the New Afton Mineral Resource block model so that the impact of any potential smelting penalties has been accounted for in the Mineral Reserve estimate and life-of-mine plan.

Mineral Resource and Mineral Reserve Estimates

The updated New Afton Mineral Resources and Reserves estimated effective December 31, 2012, are summarized in the “Measured and Indicated Mineral Resource Estimates (Inclusive of Reserves) as at December 31, 2012” and “Inferred Mineral Resource Estimates as at December 31, 2012” tables. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources”. The New Afton Mineral Reserves are summarized in the “Mineral Reserve Estimates – as at December 31, 2012” table. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Reserves”.  The Mineral Resource estimates are based on the block model prepared by the authors of the New Afton Report and the Mineral Reserves were prepared by the Company and reviewed by the authors of the New Afton Report.

The authors of the New Afton Report prepared an independent audit of an updated Mineral Resource block model prepared by the Company in 2010. The 2010 New Afton Mineral Resource Estimate was based on a copper-equivalent cut-off of 0.4%, as supported by the financial model for the mine at that time.

Concerns regarding the approach taken to determine the Mineral Resource were identified by Roscoe Postle Associates Inc. (“RPA”) in the New Afton Report.  Uncertainties in the interpretation of mineralized zone boundaries resulted in the use of a grade shell approach to grade interpolation.  RPA recommend replacing the grade shell with wireframes based on geological characteristics.  RPA also found the assay database for deleterious elements insufficiently robust for block modeling purposes and recommended additional analysis to determine deleterious elements.

Mining Operations

Mining Methods

The New Afton deposit is a block cave mining operation designed to produce 4 Mtpa of copper-gold ore for processing in a flotation plant.  The deposit has been partitioned into three zones.  The two nearest the surface are expected to cave readily and are providing the initial mine production. The third deeper block may require underground development in advance of cave mining.

Each block has (or will have) an undercut and extraction level. Ore is hauled to ore passes and dropped to a tramming level for transport to the crusher. Ore from the deeper block will be hauled by 50-tonne truck to the crusher level. From the crusher, the ore will be conveyed to the mill via a 4.5 kilometre long conveyor system.

Waste mined as part of development activities is transported to surface in a campaign and then deposited in a different area than the ore via the use of a plow. This material is then trucked to the bottom of the Afton open pit. Between 5% and 10% of the mined rock is treated in this manner.

Recovery Methods

The New Afton mill is designed to process 11,000 tpd (4 Mtpa) of ore, recovering copper, gold, and silver. The mill processes a blend of primary, transition and supergene ores using conventional crushing, grinding, and concentration processes. Mineral separation is by gravity concentration and differential flotation of the copper bearing minerals. Life-of-mine recoveries are expected to total 88% for copper, 87% for gold and 75% for silver. Tailings are deposited in a tailings storage facility using a conventional tailings facility design.

Markets and Contracts

The New Afton Mine’s principal commodities are copper concentrates containing copper, gold and silver. Off take agreements are in place for 100% of projected concentrates over the next several years. Concentrates are dried to approximately 7% moisture and then trucked to the port of North Vancouver where they are stored in a third party concentrate shed and then shipped in bulk carriers in lots varying from 5,000 to 15,000 tonnes.

Environmental Conditions

On October 31, 2007, the Ministry of Energy, Mines and Petroleum Resources issued Mine Permit M229 approving the work system and reclamation program for the New Afton Mine. The Mine Permit obligates New Gold to post reclamation security of C$9.5 million in total. As at December 31, 2012 the Company has posted this in the form of an irrevocable standby letter of credit.  The undiscounted closure cost liability as at December 31, 2012 is estimated to be $13.8 million.  New Gold expects to incur this obligation between 2013 and 2029.

The site is considered a zero discharge facility with regards to liquid effluents. All waste waters are either deposited in tailings area and recycled to the processing plant or treated offsite.

Tax Regime

The taxes applicable to the New Afton Mine include the British Columbia provincial income tax at a rate of 10% and Canadian federal income tax at a rate of 15%.  The New Afton Mine is also subject to British Columbia mineral taxes as legislated by the Mineral Tax Act (British Columbia).  The British Columbia mineral taxes are essentially a two tier tax with companies initially subject to net proceeds of tax of 2%, eventually transitioning to net revenue tax of 13% with a corresponding credit for the next proceeds tax. In February 2013, British Columbia announced an increase in the provincial income tax rate to 11%, commencing April 1, 2013.

Economic Analysis

The New Afton Mine started commercial production on August 1, 2012 and has a current projected life of 14 years based on current Reserves.

During 2012, the New Afton Mine produced 36,807 ounces gold at total cash costs per ounce sold, net of by-product sales, of negative $1,043 per ounce.  The New Afton Mine is expected to produce 75,000 to 85,000 ounces of gold in 2013 at total cash costs per ounce sold, net of by-product sales, of negative $1,410 to negative $1,390 per ounce.

Exploration and Development

With the New Afton Mine in production, our exploration team is now able to drill the C-Zone block of mineralization that lies below and adjacent to the New Afton B-Zone Reserve block, in an effort to add to the New Afton Mine’s projected 12-year life.  A total of 40,000 metres of drilling is targeted at New Afton for 2013, with 30,000 metres focused on the C-Zone, 5,000 metres targeting continued Reserve replacement and 5,000 metres testing regional targets on the Company’s land package.

CERRO SAN PEDRO MINE, MEXICO

The following disclosure relating to the Cerro San Pedro Mine is based, in part, on information derived from the amended technical report entitled “Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico” dated February 16, 2010 and amended March 22, 2010 (“CSP Report”).  The CSP Report is available for review under the Company’s profile on SEDAR at www.sedar.com.  The following disclosure has been updated to include information about the Cerro San Pedro Mine subsequent to the CSP Report.  See “Interests of Experts” for details of the Qualified Persons who prepared the CSP Report and approved the following disclosure.

Project Description, Location, Access and Other Information

The Cerro San Pedro Mine is an open-pit gold and silver heap-leach operation located in central Mexico in the state of San Luis Potosí, approximately 400 kilometres north of Mexico City and 14 kilometres east of the city of San Luis Potosí. The property is easily accessible via federal highway and secondary road. Resources are available 20 kilometres away in San Luis Potosí.  The mine is operated by the Company’s wholly owned subsidiary, Minera San Xavier, S.A. de C.V. (“MSX”).

The mineral rights at the Cerro San Pedro Mine consist of 17 mineral concessions covering an area of 7,969 hectares.  The mineral concessions begin to expire in December 2036 through October 2062.

All property of the Cerro San Pedro Mine is subject to a first ranking lien in favour of the lenders under the Facility (see “General Development of the Business” for more information). The sole outstanding royalty is a 1.95% gross value royalty owned by Franco-Nevada Corporation (“Franco-Nevada”).

The surface rights to the Cerro San Pedro Mine are controlled by private parties and ejidos (communal agrarian entities).  The Company holds a Temporary Occupancy and Right of Way Authorization for land belonging to ejido Cerro San Pedro, ejido Cuesta de Campa, and ejido Palma de la Cruz, providing surface rights access over the life of the mine.

The Company was issued an Environmental Authorization (“EIS”) for the Cerro San Pedro Mine by Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”), the Mexican environmental regulatory agency, in February 1999. The EIS was the primary federal permit required for the approval of the proposed mine. The 1999 EIS was nullified and a new one was issued in 2006 following an action brought by a group opposing the Cerro San Pedro Mine.  See “Legal Proceedings and Regulatory Actions” for further details.  Operations in early 2010 were also briefly disrupted by a delay in the renewal of a required permit to use explosives.

In August 2011, SEMARNAT approved a new EIS for Cerro San Pedro Mine.  Consistent with Mexican regulations, the EIS includes a number of conditions to be monitored and fulfilled through the continued operation and eventual closure of the mine.  The current mine plan anticipates completion of active mining in 2016.

The Cerro San Pedro Mine’s climate is semi-arid, with an average temperature of 21 degrees Celsius during summer and 7.4 degrees Celsius during winter. Average precipitation is 350 millimetres per year.  The mine is located within the Sierra de Cerro San Pedro which is characterized by moderate to rugged relief with elevations of between 1,800 to 2,300 metres above sea level.  The vegetation at the mine consists of various shrubs, mesquite and cactus.

History

Significant historical mineral production from the Cerro San Pedro district occurred during the Spanish Colonial era and during the period 1930-1948 when American Smelting and Refining Company (“Asarco”) produced gold, silver, zinc, lead and copper from the La Victoria and Barreno properties.

The 1970s brought renewed interest in the district with exploration campaigns by Geocon, Inc., Bear Creek Mining Company (“Bear Creek”), Compañía Fresnillo (“Fresnillo”) and ultimately MSX.

In 1998, MSX executed a 50:50 joint venture agreement with Cambior, Inc. (“Cambior”), which ultimately sold its interest in the property to Glamis Gold Ltd (“Glamis”).  In November 2000, Glamis completed a feasibility study for the project which serves as the basis for current operations. In 2003, Metallica acquired Glamis’ 50% interest in the project.

Construction of the Cerro San Pedro Mine began in 2004 and commercial production commenced on May 1, 2007.  New Gold acquired the Mine in 2008 as a result of its business combination with Metallica Resources.

Geological Setting and Mineralization

The Cerro San Pedro mining district is located within the Parras Nappe section of the Eastern Sierra Madre fold belt. The local stratigraphic section is dominated by Cretaceous age limestone.

The Cerro San Pedro deposit is characterized by an upper zone of gold-silver mineralization associated with secondary limonitic iron oxides and a lower zone of gold-silver-zinc-lead sulphide mineralization hosted by a late Cretaceous to early Tertiary age monzodiorite porphyry.  The porphyry intrudes Cretaceous limestones subjected to Laramide folding and faulting. The San Pedro porphyry, as presently defined, is an elongate, wedge-shaped body (1.5 kilometres to 2.0 kilometres long by 200 metres to over 400 metres thick) emplaced along a westerly-dipping system of thrust faults. The complex deformational history of the district is believed to be the primary factor behind the localization of the mineralization.

Both the upper oxide and lower sulphide assemblages occur within a well-developed system of stockwork fracturing and veining in the San Pedro porphyry and along faults and joint sets that extend into the surrounding limestone. The majority of the current Mineral Resource and Reserves are contained within the upper oxide portion of the Cerro San Pedro deposit.  A deeper assemblage of higher grade gold, silver, zinc and lead bearing massive sulphide mineralization has been mined previously from underground and was the focus of exploration efforts at Cerro San Pedro in 2012.

Exploration and Drilling

The historic Cerro San Pedro drill hole database includes results from four drilling campaigns by four companies (Bear Creek, Fresnillo, MSX-Metallica, and MSX under the Cambior-Metallica joint venture), covering the period 1982 through 1998.  The historic data comprise 94 core holes and 177 RC holes totalling 16,180 metres and 42,659 metres respectively.  Nearly all of these holes (56,612 metres in 266 holes) were drilled by MSX and its immediate predecessor, Minera Metallica Limitada, during the period 1995 through 2002.

The database for the current Resource/Reserve estimate includes gold and silver assay results for approximately 284 drill holes totalling 75,003 metres.  The area defined by the Mineral Resource estimate typically has been drilled on 50 metre centers. The current open pit Mineral Reserve generally has been drilled at a spacing approaching 25 metres.

During the period 2008 through 2010, MSX completed 24,178 metres of core drilling in 42 holes and 1,511 metres of RC drilling in seven holes as part of the Cerro San Pedro Sulphide drilling project to explore the gold, silver, zinc and lead sulphide mineralization as it extends beneath the Cerro San Pedro pit toward the historic Asarco mine area.  Holes typically have been drilled on 50 to 100 metre centers.  The heterogeneous nature of the mineralization has made it difficult to ascertain the true thickness and orientation of mineralization.

During 2011 and 2012, MSX continued the Cerro San Pedro sulphide drilling project. During 2011 MSX drilled 21,000 metres, in 30 core holes and during 2012, MSX completed 26,380 metres of core drilling in 44 holes and conducted further metallurgical flotation test work.  Based on results to date the Company does not intend to proceed with any further exploration or development work on the Cerro San Pedro sulphide project at this time.

Sampling and Analysis

The MSX sampling procedure for core holes drilled prior to 2008 generally involved systematic sampling at two metre intervals.  In subsequent drilling, this was increased to three metres in un-mineralized rock and decreased to intervals ranging from 0.5 to 1.0 metres in mineralized rock.  The abundance of historic mine workings and related collapse voids in the upper parts of the San Pedro deposit sometimes caused sample recovery problems but the Company made every effort to minimize this by drilling wet, using additives, and employing a center-return hammer bit where appropriate.

Samples from all MSX drilling campaigns were prepared and analyzed in accordance with accepted industry practice.  Bondar-Clegg was the laboratory of record for MSX drilling programs prior to 2008.  ALS Chemex and SGS Laboratories prepared and analyzed the samples collected during the 2008-2009 drilling program.

The Bondar-Clegg assay procedure involved a standard gold-silver fire assay with an AA finish.  Samples reporting above certain limits were re-analyzed for cyanide-soluble gold and were re-assayed with a gravimetric finish.  The ALS Chemex assay procedure was a fire assay with AA finish.  Silver assays were completed using a 4-acid digest method.  Analyses reporting above certain limits were re-analyzed with a gravimetric finish.

During 2008-2012 all exploration drill hole samples were subjected to gold fire assay and multi-element inductively coupled plasma (“ICP”) analysis for silver, zinc and lead, as well as other elements. Analyses were performed by SGS Mineral Services (“SGS”), an independent analytical service provider in Durango, Mexico.   Additionally, in the fall of 2009, 1,544 pulps from historic drilling in sulphide or mixed sulphide-oxide zones of significant length were submitted to SGS for multi-element analysis in order to provide additional multi-element data for Resource modeling and estimation.

Quality control techniques employed during MSX drilling programs have included internal checks by Bondar-Clegg and re-assays by umpire laboratories.  For samples collected in 1995 and 1996, the data from the principal and umpire laboratory showed a marked difference for silver assays.  The authors of the CSP Report suggested that further review of the discrepancy be undertaken.

The authors of the CSP Report reviewed the data collected as at December 2009, believed it to be free of significant errors, and were satisfied with the adequacy of the sample preparation, security and analytical procedures.

The Company’s Cerro San Pedro Sulphide project maintains a QA/QC program using industry best practices that are consistent with the QA/QC protocols in use at all of its exploration and development projects. Key elements of the Company’s QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is halved and shipped in sealed bags to an independent analytical service provider in Durango, Mexico.

Refer to the CSP Report for specifics of the quality control and data verification programs.  As stated in the CSP Report, the data quality was considered adequate for Resource estimation as defined under NI 43-101 and the present protocols for data acquisition and management reasonable.

Mineral Resource and Mineral Reserve Estimates

The Cerro San Pedro Mineral Resources effective December 31, 2012, are summarized in the “Measured and Indicated Mineral Resource Estimates (Inclusive of Reserves) as at December 31, 2012” and “Inferred Mineral Resource Estimates as at December 31, 2012” tables.  See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources”.

The CSP Mineral Reserves, effective December 31, 2012, are summarized in the “Mineral Reserve Statement – as at December 31, 2012” table. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Reserves”.

Mining Operations

Mining Methods

The Cerro San Pedro Mine is an operating open pit mine.  Ore is processed by heap leaching in a Merrill-Crowe circuit that recovers both gold and silver. In 2012, mine production was a nominal 84,000 tonnes per day of total material, including a nominal 45,000 tonnes per day of ore. Mining is performed through a conventional truck/loader open pit mining method with equipment provided by a mine contractor. Run of mine ore is hauled directly to the leach pad for processing. Rock below the cut-off grades is deposited in areas adjacent to the mine.

Recovery Methods

Precious metal extraction is by heap leach.  At the leach pad, a weak cyanide solution is applied to dissolve the gold and silver. Lime is added to the ore to ensure a basic leach solution so that the precious metals remain soluble. The leach solution is distributed over the leach pads using the drip method which saves water. The pregnant solution is collected in the Merrill-Crowe plant where zinc is added to precipitate gold and silver. The precipitate is collected and sent to a furnace where impurities are removed and doré bars poured.  Current life-of-mine recovery is estimated to be 54% gold and 20% silver. Silver is slower leaching than gold and, on the termination of mining activities, the leach pads will continue to operate for a number of years recovering silver from leach pad inventory.

Markets and Contracts

Doré is shipped from site to major refiners where the silver and gold are further refined to bullion.  Gold is sold to bullion banks or gold trading counterparties either at the time that unrefined doré leaves site, with advance cash payment financed via an adjustment to the spot price, or sold on the spot market when outturned at the refinery.

Environmental Conditions

In March 2008, the Mexican federal environmental enforcement agency, La Procuraduria Federal de Proteccion al Ambiente (“PROFEPA”) conducted a complete review of the CSP Mine and issued a report that MSX was in substantial compliance with the terms of the EIS.  The site is considered a zero discharge site for liquid effluent.

The schedule for completing the closure activities is dictated by the Environmental Authorization; specifically, the site reclamation must be completed within four years of final processing however this may be extended if the residual leaching and recovery of silver remains economic for longer.  MSX is required to post reclamation security of approximately $18.4 million with SEMARNAT under the general law for ecological balance and environmental protection. As at December 31, 2012, the Company has posted this in the form of an irrevocable standby letter of credit.  Total undiscounted closure cost liability as at December 31, 2012 is estimated to be $19.8 million.  New Gold expects to incur this obligation between 2013 and 2024.

Tax Regime

Mine revenues are subject to Mexican income taxes at a statutory rate of 30%, which is scheduled to fall to 29% in 2014 and 28% in 2015.

Economic Analysis

The Cerro San Pedro Mine is projected to conclude mining operations in 2016 based on current Reserves, followed by several years of residual leaching.

During 2012, the Cerro San Pedro Mine produced 137,555 ounces of gold and 1,938,506 ounces of silver at total cash costs net of by-product sales of $233 per ounce.  The Cerro San Pedro Mine is expected to produce 140,000 to 150,000 ounces of gold and 1.4 to 1.6 million ounces of silver in 2013 at total cash costs per ounce sold, net of by-product sales, of $375 to $395 per ounce.  Total cash costs assume a $30 per ounce silver price and foreign exchange rate of 13.00 Mexican pesos to one United States dollar.

Exploration and Development

During 2012, the Company completed 44 core holes totalling approximately 26,380 metres as part of its Cerro San Pedro Sulphide project.  Based on results to date, the Company does not intend to proceed with any further exploration or development work on the Cerro San Pedro sulphide project at this time.

MESQUITE MINE, UNITED STATES

The following disclosure relating to the Mesquite Mine is based, in part, on information derived from the technical report entitled  “Technical Report on the Mesquite Mine, Brawley, California, U.S.A.”, dated February 26, 2010 (“Mesquite Report”). The Mesquite Report is available for review under the Company’s profile on SEDAR at www.sedar.com.  The following disclosure has been updated to include information about the Mesquite Mine subsequent to the date of the Mesquite Report.  See “Interests of Experts” for details of the Qualified Persons who prepared the Mesquite Report and approved the following disclosure.

Project Description, Location, Access and Other Information

The Mesquite Mine is located in Imperial County, in southern California, United States, 39 kilometres (24 miles) north of the border with Mexico and 26 kilometres (16 miles) west of the border with Arizona.  Access to the property is via good quality paved roads.  Local resources are available in the towns of Brawley, California and Yuma, Arizona, at distances from the mine of 56 kilometres (35 miles) and 84 kilometres (52 miles) respectively.

The Company became the owner of the Mesquite Mine in 2009 following the Western Goldfields Business Combination. The mine is operated by the Company’s wholly owned subsidiary, Western Mesquite Mines, Inc. (“WMMI”).

Currently, the major assets and facilities associated with the Mesquite Mine are:

•	Mineral Resources and Reserves in the Cholla Big Chief, Rainbow, Vista and North Big Chief deposits;

•	the physical plant site including heap leach pads, process plant, workshops, warehouses, administration buildings, and dry facilities;

•	facilities providing basic infrastructure to the mine, including electric power, heat, water treatment and supply, and sewage treatment;

•	mine infrastructure including open pits, ramps, maintenance shops, and mobile equipment fleet.

The mineral rights at the Mesquite Mine cover a total area of approximately 2,156 hectares (5,328 acres).  They include 212 unpatented and 53 patented mining lode claims, 122 patented and 97 unpatented mill site claims, 266.3 hectares (658 acres) of California state leased land.

All of the present and future property of the Mesquite Mine is subject to a first ranking lien in favour of the lenders under the Facility (see the “General Development of the Business” section for more information).

In November 2003, Western Goldfields (“WGI”) acquired the Mesquite Mine from Newmont Mining Corporation (“Newmont”).  Under the terms of the agreement, WGI assumed the environmental reclamation and closure liability at the Mesquite Mine along with liability for production royalties ranging from 2% to 6.8% depending on the location.  Newmont’s 2% net smelter royalty on newly mined ore from the project was transferred to Franco-Nevada in 2007.  The majority of material planned for future mining at Mesquite will be subject only to the 2% net smelter return royalty held by Franco-Nevada.

In 1993, Hospah Coal Company (“Hospah”), a subsidiary of Newmont, entered into a Mineral Lease and Landfill Agreement (the “Landfill Agreement”) with Hanson Resource Company (now the Los Angeles County Sanitation District (“LACSD”)).  LACSD has constructed a landfill facility adjacent to and overlying portions of the existing Mesquite Mine property.  Under the Landfill Agreement, WMMI retains the right to conduct mining and processing activities anywhere within the Mesquite property for an initial period expiring in 2024, with automatic extensions until 2078.  LACSD has the right to utilize portions of the overburden stockpiles and spent ore from the leach pads for landfill cover and other general purposes.  Additional details of the Landfill Agreement are available in the Mesquite Report.

WMMI pays a 4% - 6% net smelter royalty (depending on the relevant gold price) to the California State Lands Commission on production from certain California State leased lands under a Mineral Extraction Lease between WMMI and the California State Lands Commission.

Mesquite’s climate is arid, with high temperatures in summer and an average annual temperature of 73 degrees Fahrenheit (22.7 degrees Celsius).  The Mine is located southwest of the Chocolate Mountains at an elevation of between 600 to 1,000 feet (183 to 305 metres) above sea level.  The Mesquite Mine is on an alluvial fan that slopes gently from the northeast to the southwest. Its vegetation consists of sparse desert vegetation, including creosote bush, brittle brush, barrel cactus and cholla cactus.

History

Gold was discovered at Mesquite around 1876.  Gold Fields Mining Corporation (“Gold Fields”) began a commercial heap leach gold operation at Mesquite in March 1986.  Santa Fe Pacific Gold Corporation (“Santa Fe”) acquired the mine from Gold Fields in 1993.  Newmont acquired the Mesquite Mine in 1997 via its acquisition of Santa Fe, and mined the deposit through May 2001 when a slope failure in the Big Chief pit and the low price of gold caused the existing Reserves to be uneconomic.

The Mesquite Mine received regulatory approval to begin mining operations anew on July 2, 2007.  Commercial production recommenced in January 2008.  In June 2009, following the Western Goldfields Business Combination, New Gold became the operator.

Geological Setting and Mineralization

The Mesquite District lies on the southwest flank of the Chocolate Mountains in amphibolite-grade metamorphic rocks of the upper plate of the Vincent-Chocolate Mountain Thrust.  These upper plate rocks represent a fragment of Precambrian and Mesozoic continental crust of extremely complex history.

The Mesquite Mine comprises two sub-parallel, Oligocene-age ore bodies: Big Chief – Vista and Rainbow.  Gold mineralization is hosted by Mesozoic gneisses that are intruded by biotite/muscovite rich granites.  The district is covered by a thin veneer (0-90 metres) of Tertiary and Quaternary sediments.  Gold mineralization is bound by post-mineral faulting related to the Neogene San Andreas fault system.

The gold mineralization at Mesquite was deposited in an epithermal setting, within 150 to 300 metres (500 feet to 1,000 feet) of the surface.  The bulk of the economically attractive mineralization occurs as disseminations and veins in the gneisses.  The majority of the veining is controlled by moderate to steeply dipping faults.  Two types of gold mineralization are dominant: pods of mineralization of limited extent at fault intersections and mineralized trends along faults. Gold occurs at Mesquite as native gold ranging in size from very coarse to submicron disseminations.  Silver-free native gold is the most common type in the oxidized zone.  A second type of gold is silver-bearing coarse gold typically found in the unoxidized zone.  Test work on unoxidized ore indicates that 65% to 78% of the gold is liberated free milling gold, 13% is associated with refractory sulphide minerals, and the remainder is associated with iron oxides and carbonates.

Exploration and Drilling

Most of the exploration work conducted at Mesquite pre-dates New Gold’s ownership and occurred as drilling.  The Mesquite Mine historical database represents approximately 880,000 metres or 2.9 million feet of drilling in 6,478 drill holes, most of which are RC holes.  A total of 103 holes in the database are diamond (“core”) drill holes. Most of the drill holes are vertical and have not been subjected to down hole surveys. In general, the disseminated mineralization appears to be flat-lying or slightly dipping. Consequently, the vertical drilling provides a reasonable estimate of the true mineralization thickness.

Gold Fields conducted the majority of the drilling on the property.  Additional details on its drilling methods and results are chronicled in the Mesquite Report.  New Gold believes that Santa Fe and Newmont also carried out drill campaigns but no documentation of those campaigns is available.

Subsequent to the completion of the Mesquite Report in July 2010, New Gold commenced an exploration drilling program to test for potential extensions to the sulphide portion of the Mineral Resource beneath the Mineral Reserve pit. The program consisted of 37 holes totalling 11,079 metres (36,350 feet) of combined core and RC drilling. The results of the drilling program indicate that the potential to expand the sulphide Resource is insufficient to warrant further exploration.  As a result of the 2010 drilling program, an additional 1.1 million ounces were added to the Mesquite oxide Resource base.

Sampling and Analysis

The majority of drilling conducted at Mesquite was conducted before New Gold assumed ownership and, in the case of the Santa Fe and Newmont programs, sampling methods were not documented.  However, New Gold believes that there are no indications of deficiencies in sampling method or sample recovery that would impact the reliability of results.  Furthermore, it is the authors’ opinion, as stated in the Mesquite Report, that the historic sampling method and approach are appropriate for Mineral Resource estimation, an assertion supported by the fact that the Mineral Resource estimates reconcile reasonably well with actual production.

RC sampling conducted during New Gold’s 2010 drilling program was completed using water injection methods as required by California environmental regulations.  Sampling of both RC cuttings and core was carried out at nominal one and a half metre (five foot) intervals.  The sample was split to create a duplicate sample.  One set of samples was shipped offsite to an independent laboratory for sample preparation and gold analysis and the duplicate was stored for future reference and analyses.

Core and RC drilling samples collected during New Gold’s 2010 exploration program were analyzed for gold via fire assay with an atomic absorption (“AA”) finish and were also analyzed for cyanide-soluble gold.  A pulp from each sample is stored in the core storage facility at the Mesquite Mine site.

The Company’s 2010 exploration program included a quality assurance/quality control (“QA/QC”) program at the Mesquite Mine using industry best practices that are consistent with the QA/QC protocols in use at all of its exploration and development projects. Key elements of the Company’s QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is halved and shipped in sealed bags to an independent analytical service provider in Reno, Nevada.

Refer to the Mesquite Report for specifics of the quality control and data verification programs.  As stated in the Mesquite Report, the data quality was considered adequate for Resource estimation as defined under NI 43-101 and the present protocols for data acquisition and management reasonable.

Mineral Resource and Mineral Reserve Estimates

The Mesquite Mineral Resources effective December 31, 2012, are summarized in the “Measured and Indicated Mineral Resource Estimates (Inclusive of Reserves) as at December 31, 2012” and “Inferred Mineral Resource Estimates as at December 31, 2012” tables.  See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources”.

The Mesquite Mineral Reserves, effective December 31, 2012, are summarized in the “Mineral Reserve Estimates – as at December 31, 2012” table. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Reserves”.

Mining Operations

Mining Methods

The Mesquite Mine is an operating open pit mine.  Mining is performed using a conventional truck/shovel open-pit mining method.   Due to the nature of the ore body, different open pits are in operations which include Big Chief, Vista and Rainbow.  Run-of-mine ore is hauled directly to the leach pad for processing.   Mine production in 2012 was a nominal 126,000 tonnes per day on average of total material, including a nominal 40,000 tonnes per day of ore that was hauled to the leach pad.  Rock not containing economically recoverable metal is deposited in areas as close as possible to the mining area and may even be placed in mined out pits.

Recovery Methods

Mineral processing is by heap leach using a sodium cyanide solution and in a carbon-in-column circuit assaying approximately 92% gold.  Lime is added to the ore to ensure a basic pH which ensures that the gold remains soluble and does not precipitate. The leach solution is distributed over the leach pads using the drip method which saves water. Process recoveries are determined by oxidation of the ore type.  Ultimate gold recovered for the mine Reserves and life-of-mine production plan are based on 75% recovery of the oxide ores and gravels and 35% recovery of the non-oxide ores.

Markets and Contracts

Doré is shipped from site to major refiners where the gold and silver are further refined to bullion.  Gold is sold to bullion banks or gold trading counterparties either at the time that unrefined doré leaves site, with advance cash payment financed via an adjustment to the spot price, or sold on the spot market when outturned at the refinery.

Environmental Conditions

There are no notable environmental conditions affecting mining operations, and WMMI is in compliance with all permits.  WMMI is required to post reclamation security of $4.4 million for reclamation with Imperial County, California as lead agency under the California Surface Mining and Reclamation Act, $9.0 million for closure with Imperial County, California as lead agency under the California Surface Mining and Reclamation Act, and $0.1 million for pit backfill with the California State Lands Commission under a public/private land lease agreement. At December 31, 2012 the Company has posted this security the form of bonds posted through a surety underwriter.  Total undiscounted closure cost liability as at December 31, 2012 is estimated at $12.6 million excluding salvage value of the assets.  New Gold expects to incur this obligation between 2013 and 2028.

Tax Regime

The applicable U.S. federal income tax rates on taxable income are 35% and California State income taxes are 8.8% yielding a combined income tax burden of 40.7%.

Economic Analysis

The Mesquite Mine is projected to operate through 2021 based on current Reserves, followed by several years of residual leaching. During 2012, Mesquite produced 142,008 ounces gold at total cash costs of $690 per ounce.  The Mesquite Mine is expected to produce 130,000 to 140,000 ounces of gold in 2013 at total cash costs of $830 to $850 per ounce.

Exploration and Development

No noteworthy exploration or development is planned in 2013.

PEAK GOLD MINES, AUSTRALIA

The following disclosure relating to the Peak Gold Mines is based, in part, on information derived from the technical report entitled “Technical Report on the Peak Gold Mines, New South Wales, Australia,” dated March 25, 2013 (“Peak Report”).  The Peak Report is available for review under New Gold’s profile on SEDAR at www.sedar.com.  The following disclosure has been updated to include information about the Peak Mines subsequent to the Peak Report.  See “Interests of Experts” for details of the Qualified Persons who prepared the Peak Report and approved the following disclosure.

Project Description, Location, Access and Other Information

Peak Gold Mines, operated by New Gold’s subsidiary, Peak Gold Mines Pty Ltd (“PGM”), is located within the Cobar mining district approximately 8 kilometers south of the town of Cobar in New South Wales, Australia.  Regional road access to Cobar is provided by an all-weather highway (Mitchell Highway No. 32) connecting Sydney and Adelaide.  A regional airport provides service to Cobar and the flight duration from Sydney to Cobar is approximately two hours. Cobar has a population of approximately 3,800 people, with an additional 900 people in the surrounding local area, and is well serviced by local shopping, banking, accommodation, and supplies. The Peak Gold Mines comprise five commercially active mines and a copper-gold processing plant.  The deposits, all currently mined from underground extend along a 10 kilometre trend informally referred to as the Peak Mine Corridor. The five operating mines include, from north to south, New Cobar, Chesney, New Occidental, Peak, and Perseverance. .  The New Occidental, Peak, and Perseverance ore bodies are accessed via a shaft and surface decline located at the Peak site.  The New Cobar and Chesney ore bodies are accessed via a decline near the base of the New Cobar open pit.  The Peak site hosts the processing facility and administration buildings.

Peak Gold Mines’ mineral rights consist of approximately 104,859 hectares of mining leases and exploration licenses, including 32,470 hectares subject to option agreements.  The exclusively owned rights include four consolidated mining leases covering the Tharsis to the Peak Gold Mines area, the Coronation-Beechworth area and the Queen Bee area; plus, a mining lease, a mining purposes lease, and four exploration licenses.  Two of the exploration licenses held under option agreements with Zintoba Pty Ltd. on exploration lease EL 5982, for which PGM maintains a 75% interest, and with Lydail Pty Ltd. on exploration lease EL 6127, for which PGM maintains a 51% interest.

Peak Gold Mines is a party to a Native Title determination application filed in the Federal Court in Sydney, Australia by the Ngemba, Ngiyampaa, Wangaaypuwan, and Wayliwan Peoples.  The claim is made over an area that includes Peak Gold Mines’ tenements.  Typically, such claims are determined without a trial; they are either dismissed, or a consent determination is negotiated by the parties to the claim.  Peak Gold Mines is a party in the proceedings to participate in negotiations with respect to any final determination.

All property of Peak Gold Mines is subject to a first ranking lien in favour of the lenders under the Facility (see “General Development of the Business” for more information).  Peak Gold Mines is required to pay a production royalty to the Australian Department of Primary Industries.  The net effective rate is 3% of metal sales value.

Cobar’s climate is semi-arid, with an average maximum high temperature of 39 degrees Celsius during the summer and an average minimum low of 2 degrees Celsius during the winter.  In years of normal rainfall, average precipitation is approximately 390 millimetres per year.  The landscape is predominantly flat, composed of sandy plains with minor undulations.  The mine is named after the “Peak,” a small conical hill 324.3 metres above sea level, with the Peak deposit located at its southern base.  The vegetation at the mine consists largely of semi-arid low woodland, with minor seasonal creeks and rivers lined by taller eucalypt species.

History

There has been sporadic gold and copper mining in the Cobar mining district since the 1870s.  The district was historically better known for its copper deposits and was one of Australia’s main sources of copper at the turn of the 20th Century.  Notable gold mining activity before the mid-1900s was limited to the New Occidental mine, which produced 700,000 ounces between 1935 and 1952.

Various companies conducted exploration in the district from the late 1940s to late 1970s with no significant success.  In early 1980, Rio Tinto plc acquired the leases containing the New Occidental, New Cobar and Chesney mines, and in 1981, the Peak gold deposit was discovered. Between 1982 and 1985, a total of 30,840 metres was drilled to delineate the Peak deposit, and a Pre-Feasibility Study was prepared in October 1985. Peak Gold Mines Pty Ltd. (“PGM”), a subsidiary of Rio Tinto plc, was formed in 1987 to develop the deposit, and commercial production commenced at the Peak Gold Mines in 1992.

Subsequent exploration and investigations led to further development. In July 2000, the New Occidental deposit was approved for renewed development, and in December 2001, development of the Perseverance deposit was approved.  A trial open pit, the New Cobar mine, was developed in 1998 and operated from 2001 until 2005.  In 2005, a decline was completed from the New Cobar open pit to access Reserves beneath the pit.

On June 30, 2008, New Gold Inc. (NGI), Metallica Resources Inc. (Metallica), and Peak Gold Ltd. (Peak Gold) completed a business combination and asset acquisition with New Gold Inc. (New Gold) as the surviving company.

Geological Setting and Mineralization

The Cobar mining district, referred to locally as the Gold Field (“CGF”), is defined as a 10-kilometre north-trending belt of historical gold mines located east of Cobar, extending from the Peak and Perseverance mines , south-southeast of Cobar, to the Tharsis workings, north of Cobar. The CGF is located on the eastern margin of the Early Devonian (402 million to 385 million years ago) Cobar Basin, which lies within the northern part of the Central Belt of the Lachlan Orogen, and is marked by increased folding and faulting along a zone referred to as the Rookery Fault system. It is to the west of this that the majority of the Cobar mineral field deposits occur.

PGM’s mines occupy a 10 kilometre section of the regional Rookery Fault shear zone along the eastern margin of the Cobar sedimentary basin, referred to informally as the “Peak mine corridor”.  The mineral deposits occur within high strain zones of structurally deformation. Deformation is characterized by intensely cleaved zones, shears and faults that comprise part of the regional scale Rookery Fault system. Individual deposits have characteristically steep-dipping pipe-like geometries with uniformly short strike lengths (less than 300 metres), narrow widths (10 to 30 metres), but extensive vertical dimensions. For example, the Peak and Perseverance deposits extend over vertical extents of 500 to 700 metres, and the New Occidental mineralization has been traced from surface down to 1,200 metres below surface. The Chesney and New Cobar deposits extend over a shorter vertical range as they are currently defined, however, all of the deposits remain open at depth.  Mineralization in all of the deposits is typically polymetallic, ranging from gold-copper-lead-zinc at Peak and Perseverance to gold-copper at New Cobar, New Occidental and Chesney. The gold mineralization occurs as discrete lenses within the broader envelopes of base metal mineralization.

Exploration and Drilling

Mining and exploration have been conducted in the CGF since the late 1800s.   Exploration techniques have included geologic mapping, geochemical and geophysical surveys, and surface and underground drilling.  The Peak Gold Mines’ Geology Department hosts a large library of technical documents, including underground survey data, production records, and drill hole data.  Specifics on Peak Gold Mines Pty Ltd.’s historical exploration programs dating back to 2000 can be found in the Peak Report.

During 2012, total underground drilling at Peak Mines included 55,324 metres of exploration and delineation drilling in 325 holes around three of the five mines.  Results were incorporated into the Company’s updated Mineral Resource estimate for 2012.  Exploration activities more than replaced Reserves mined during the year.  Additionally in 2012, PGM completed 10,429 metres of surface drilling in 28 holes drilled on multiple targets within the greater region.

All drilling is performed by independent contractors under PGM’s direct supervision.  The reader is referred to the Peak Report for specific drilling procedures.  All near-mine drill-hole collars are surveyed by the mine surveyors.  Underground drill holes are subject to down hole surveys as drilling progresses.

Sampling and Analysis

Records of sampling and analysis methods employed during pre-1980 drilling campaigns are not readily available.  The reader is referred to the Peak Report for specifics on sampling and analysis during post-1980 historical drill campaigns.

All Mineral Resource delineation and Reserves definition is based on diamond bit core drilling.   PGM currently samples all core at nominal one metre intervals. PGM utilizes a combination of core drilling and reverse circulation (“RC”) drilling for earlier stage exploration campaigns. RC holes are sampled using face-sampling hammers to minimize sample contamination from drill hole walls.  An RC sample may ultimately comprise a one, two or four metre composite, depending on the resolution required.  The authors of the Peak Report consider the core and RC sampling methods reasonable for the style of mineralization and consider the samples representative and free of sampling-introduced bias.

All samples are stored securely on-site in a secure shed, which is behind an electronic gate manned by security personnel 24 hours a day.  Samples are collected daily by SGS Cobar, an independent ISO certified assaying laboratory, and are submitted for preparation and analysis according to accepted industry standards.  The remaining pulps are returned to PGM for storage.

All drill samples are analyzed for gold, copper, lead, zinc, silver and bismuth.  For gold and base metals assaying, current site QA/QC practices include routine use of: certified standards and blanks; replicate and duplicate samples; laboratory standards and blanks; calibration of density recording equipment; umpire laboratories; check assays; and field duplicates.  Data are automatically subjected to QA/QC validation, as part of the drilling database loading process, and flagged if outside acceptable limits.

Mineral Resource and Mineral Reserve Estimates

The updated Peak Gold Mines Mineral Resource estimate as of December 31, 2012, is summarized in the “Measured and Indicated Mineral Resource estimates (inclusive of Reserves) as of December 31, 2012”, and “Inferred Mineral Resource estimates as of December 31, 2012,” tables.  See “Summary of Mineral Reserve and Mineral Resource estimates.”

The updated Peak Gold Mines Mineral Reserve estimate as of December 31, 2012, is summarized in the “Mineral Reserve estimates as of December 31, 2012” tables.  See “Summary of Mineral Reserve and Mineral Resource estimates.”

Mining Operations

Mining operations at Peak Gold Mines comprise five distinct underground zones and the ore stockpiled from the completed open pit operation at New Cobar.  Current mining is from zones contiguous with, or near, mined out areas. Production operations have been underway at Peak since 1992, at Perseverance since 2003, at New Cobar underground since 2005, at Chesney since 2009, and at New Occidental since 2011.

Mining Methods

At Peak, the mining is done by bench stoping. At New Occidental, the selection of conventional long-hole open stoping is most suitable. And, at Perseverance, New Cobar and Chesney a combination of bench stoping and open stoping is utilized.  Underground development is carried out using standard electric-hydraulic twin-boom jumbo drills with emulsion for blasting.  Drifts are driven along strike in the ore on each level, a slot is developed and ore is blasted into the void.  Ore is extracted and waste rock is used to backfill the void.

Footwall or hanging wall drives are developed in ore bodies of long strike lengths and widths greater than eight metres.  Waste rock is introduced to the mined out section for stability and to reduce the need for pillars.  Cemented rock fill has been incorporated at PGM specifically for use at Perseverance to increase stope stability and maximize ore recovery.

Recovery Methods

Ore from Perseverance and New Occidental is crushed underground and hoisted to a surface stockpile via the Peak mine shaft. It is discharged onto a surface stockpile from where it is reclaimed via feeders under the stockpile and fed to the SAG (semi-autogenous grinding) mill feed conveyor.  Ore from New Cobar and Chesney is screened and then hauled to a ROM (run-of-mine) pad stockpile. It is reclaimed by a front-end loader and fed via a hopper onto the SAG mill feed conveyor.

Gold, silver, and copper are recovered in a gravity circuit with Knelson concentrators, further concentrated in an intensive leach reactor, then electrowon, and recovered as a copper concentrate in a conventional flotation circuit.  The flotation concentrate is thickened, dewatered and stockpiled before transporting to a third party smelter located offshore.  A second method of gold and silver recovery is by cyanidation leaching of the flotation tailings in a tank leach circuit whereby gold is dissolved and adsorbed onto activated carbon, then electrowon.  The resulting sludge is smelted in a gas-fired furnace to produce gold doré bars along with the Knelson concentrate product. For accounting purposes, the dry sludges from the gravity and carbon-in-leach circuits are smelted individually. Copper concentrate is not treated at the PGM site but sold and refined by the purchaser. Metal recoveries are approximately 91% and 90% for gold and copper, respectively.

Markets and Contracts

Gold, copper, and silver markets are mature global markets with reputable smelters and refiners located through the world. Gold and silver are principal metals traded at a spot price for immediate delivery, while copper is traded on the London Metal Exchange (LME) and has total price transparency.

In 2012, operations at the Peak Mine produced 89,000 ounces of gold, 12.9 million pounds of copper, and 99,000 ounces of silver. Most of PGM’s copper concentrate is currently sold to one customer under an agreement which has a term expiring at the end of 2014.  The copper concentrate contains copper, gold and silver.  Gold doré is refined under a contract with one customer.

Environmental Conditions

PGM has a responsibility under state law to rehabilitate areas of historic and current mining activities on its leases to an agreed end land use.  A closure plan is updated yearly.  PGM is required to post reclamation security of A$10.2 million with the New South Wales Department of Primary Industries. As at December 31, 2012, the Company has posted this in the form of an irrevocable standby letter of credit.  Total undiscounted closure cost liability as of December 31, 2012 is estimated to be $30.8 million.  The Company expects to incur this obligation between 2013 and 2023.

Tax Regime

Taxes levied on the proceeds of PGM operations include: Australian federal income taxes at a 30% rate, after eligible deductions; New South Wales state tax at 3% of gross revenue, before treatment charges and all other costs.

Economic analysis

The projected life of the Peak Gold Mines extends beyond 2019 based on Measured and Indicated Resources, inclusive of Reserves.

Exploration and Development

Exploration during 2012 concentrated on increasing the Mineral Resources at Perseverance, New Cobar and Chesney and on the identification and preliminary drill testing of earlier stage targets identified along the Rookery fault trend.

Going forward, exploration at PGM will continue to involve a combination of near mine exploration and resource development around the known ore bodies along the Peak mine corridor and earlier stage exploration toward new discoveries on PGM’s mineral tenure along the regional scale Rookery Fault trend, The Company’s 2013 annual exploration expenditure at PGM is expected to involve approximately $ 5 million in capitalized exploration and $5 million in expensed exploration.

BLACKWATER PROJECT, CANADA

The following disclosure relating to the Blackwater Project is based, in part, on information derived from the technical report entitled “Blackwater Project, British Columbia, NI 43-101 Technical Report on Preliminary Economic Assessment,” dated August 28, 2012 (“PEA”).  The PEA is available for review under the Company’s profile on SEDAR at www.sedar.com. The following disclosure has been updated to include information about the Blackwater Project subsequent to the PEA. See “Interests of Experts” for details of the Qualified Persons who prepared the Blackwater PEA and approved the following disclosure.

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the PEA based on these Mineral Resources will be realized.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Project Description, Location, Access and Other Information

The Blackwater Project is located in central British Columbia, approximately 112 kilometres southwest of Vanderhoof and 446 kilometres northeast of Vancouver.  The project site is readily accessible by forest service and mine road.  Driving time from Vanderhoof to the property is about 2.5 hours.  Helicopter access is available from bases in Vanderhoof, Quesnel, or Prince George.

The project area was initially explored by Granges Inc. (“Granges”) from 1973. In 2005, Silver Quest Resources Inc. (“Silver Quest”) acquired an interest in the project, and Richfield Ventures Corp. (“Richfield”) joint ventured into the project in 2009.  In 2011, New Gold acquired Richfield and Silver Quest, and a third company, Geo Minerals Ltd., to consolidate the land holdings in the project area.

The project consists of 69 mineral claims, covering an area of 27,175 hectares.  To keep claims in good standing a minimum value of work or cash-in-lieu is required annually.  The required payment to maintain a mineral claim for an anniversary year is double the value of exploration and development that would be required to maintain the claim.

New Gold has made contact with First Nations groups who have interests in the project area, and the Company is engaged in ongoing consultation with Provincial and Federal ministries and agencies about research, design, permits, and environmental assessment questions and issues as they arise.

The deposit is located on the north slope of Mt. Davidson, and the proposed project infrastructure will be sited predominantly in the Davidson Creek watershed.  The climate in the project area is sub-continental, characterized by brief warm summers and long cold winters resulting from the influence of cold arctic air.  The climate is also influenced by moisture-laden weather systems moving east by way of the low Kitimat Ranges.  Temperatures range from a minimum of -40°C in winter to a maximum of 32°C in summer.  The elevation of the property ranges from just over 1,000 m in low-lying areas northeast of the proposed mine site to 1,800 metres at the summit of Mt. Davidson on the southwest side of the property.  Outcrop on the property is limited.  Most of the area is covered with thick glacial deposits of 2 metres or more, except for the upper 150 metres of Mt. Davidson.  The slopes of Mt. Davidson are covered by till and colluvium, but the claim area is underlain by lodgement and melt-out till deposits.  Ice flow directions determined from glacial fluting are northeast

Property agreements

As a result of the Company’s acquisitions of Richfield and Geo Minerals, the Company has inherited the terms of the following agreements.

New Gold, through Richfield, acquired a 100% interest in mineral claim 515809 (“Dave Claim”) in 2010 from Jane Roderick, Rebekah Antkow, David Rozek, Benjamin Rozek, and John Blackwell.  The optionors retained a 2.5% NSR.  New Gold has purchased 1% of the Dave Claims NSR royalty for C$1,000,000, and a 1.5% NSR royalty remains.  The claim covers a portion of the Blackwater deposit.

New Gold, through Richfield, acquired a 100% interest in mineral claim 515810 (“Jarrit Claim”) in 2010 from Jane Roderick, Rebekah Antkow, David Rozek, and Benjamin Rozek.  The optionors retained a 2% NSR royalty.  New Gold has purchased 1% point of the Jarrit Claims NSR royalty for C$1,200,000, and a 1% NSR royalty remains.  The claim covers a portion of the Blackwater deposit.

In January 2011, Richfield acquired an option to earn a 100% interest in mineral claims, 637203, 637205, and 637206 (“JR Claims”), from the same optionors as the Jarrit Claim.  The option has been exercised by New Gold and the optionors retain a 3% NSR royalty.  New Gold may purchase 2% points of the JR Claims NSR royalty for C$1,000,000 at any time, such that a 1% NSR royalty will remain.

New Gold, through Geo Minerals, acquired a 100% interest in mineral claim 835014 from Paul Saulnier.  Saulnier retained a 2% NSR royalty.  New Gold may purchase a portion of the NSR royalty for C$1,000,000, such that a 1% NSR royalty will remain.

Environmental liabilities and permits

A reclamation plan for the exploration activities was prepared to accompany the Notice of Work and Reclamation application to the BC Ministry of Energy and Mines.  The main reclamation objective is to return the site to a state similar to its pre-disturbance appearance and functionality.  The reclamation plan addresses drilling, geophysical surveys, access to site, and the camp and camp services, and proposes a series of measures that include removing buildings, machinery, debris, or contaminated soils; re-establishing natural landscapes; and deactivating roads and trails.

History

Mineralization on the property was discovered in 1973 during a regional silt geochemical survey by Granges. The survey located anomalous zinc and other metals in stream sediments east and north of the project area.  Between 1973 and 1985 a range of ground and airborne geophysical and geochemical surveys was conducted to locate and delimit mineralization.

Drilling began in 1985 and continued to 1994 completing a total of 6,300 metres in 75 holes.  A further 1,333 metres of drilling in seven holes was completed in the winter of 2005-06.  The focus of the work during this period was on high-grade vein deposits, which at the time were considered the only known gold-silver targets in the Nechako Plateau.

Richfield began work on the project in 2009 when the company recognized the bulk gold potential on the property.  In 2009, Richfield optioned mineral claims 509273, 509274, and 509275 (the “Davidson Claims”) from Silver Quest and the Dave Claim and Jarrit Claim from the Rozek family.  Richfield subsequently completed all of the earn-in requirements for these agreements, resulting in its holding a 75% interest in the Davidson Claims and 100% interests in each of the Dave and Jarrit Claims.

In June 2011, New Gold acquired all of the issued and outstanding common shares of Richfield pursuant to a court-approved plan of arrangement.  In December 2011, New Gold acquired all of the issued and outstanding common shares of Geo Minerals and Silver Quest.  New Gold subsequently amalgamated with Richfield, Geo Minerals and Silver Quest effective January 1, 2012 and became the direct operator of the project.

Geological Setting and Mineralization

The project is underlain by rocks of the Stikine Terrane within an uplifted block termed the Nechako uplift.  The Nechako Plateau is an area of moderate relief between the Skeena Arch and the Stikine and Cache Creek Terrane contact.  The southern Nechako Plateau near the Blackwater property is underlain by Late Triassic to Middle Jurassic island and continental arc assemblages and epicontinental sedimentary strata near the project, the volcaniclastic Hazelton Group represents the Stikine Terrane.  The Hazelton Group has a lower unit of felsic tuffs and sediments, named the Entiako Formation, and an upper unit of felsic to mafic volcanic flows and volcaniclastic and sedimentary rocks, termed the Naglico Formation.  Rocks of the Stikine Terrane in the southern Nechako Plateau are overlain by post-accretion Upper Jurassic volcaniclastic, sedimentary, and mafic to felsic volcanic rocks of the Bowser Lake Group.  The Hazelton and Bowser Lake groups in the area are collectively intruded by Late Cretaceous granitic to granodioritic plutons (e.g., Capoose batholith) exposed within the Nechako uplift.

The project site is underlain by intercalated volcanic and volcaniclastic felsic to intermediate lapilli and ash tuff, volcanic breccias, and andesitic flows.  These strata form a local wedge of laterally discontinuous strata.  The Blackwater wedge is thought to dip generally northwest and is of limited aerial extent.  On the west the Blackwater wedge is faulted against younger massive felsic volcanic rocks of the Ootsa Lake Group.  The fault is a north-trending, presumed steep-dipping structure.  A similar relationship exists on the north side, where Blackwater host rocks are also juxtaposed next to Ootsa Lake Group strata across an east-northeast-trending fault.

Core drilling has defined a continuous zone of +0.2 g/t Au equivalent mineralization that extends at least 1,250 m along its longest dimension east-west and at least 1,000 m north-south.  The thickness of the zone ranges up to 600 m.  In general, all rocks at Blackwater are mineralized, whether as trace pyrite-pyrrhotite-sphalerite in outboard andesite flows and volcaniclastics, or as gold-bearing polymetallic sulphide mineralization within the fragmental unit of the deposit.

Exploration and Drilling

Eagle Mapping Ltd. (“Eagle”) generated detailed topography in August 2010 from an aerial survey flown on July 7 of the same year.  Topography was generated at 2 metre contour intervals over an area of 5 square kilometres and at 5 metre contours over an area of 56 square kilometres.  Eagle performed an aerial light detection and ranging (LiDAR) survey of the project area on August 8 and 9, 2011.  Although the area of interest (AOI) for this survey was 412 square kilometres in size, the survey actually covered approximately 500 kilometres to buffer the true AOI for quality assurance purposes.

New Gold has not conducted any geologic mapping or systematic surface geochemical sampling at the property.  The Resource area has no significant outcrop.  Results from recent drilling by Richfield and New Gold indicate areas of thin overburden cover near the centre of the deposit that may support mapping using shallow trenches.

During 2010, Richfield contracted Quantec Geoscience Ltd. (“Quantec”) of Toronto to conduct a Titan 24 DC resistivity and IP chargeability geophysical survey.  The objective of the study was to determine the relationship between IP chargeability and resistivity and zones of known gold mineralization within the Mineral Resource area to aid in geologic interpretation and drill targeting.  The survey was carried out along five 3.5 kilometre long north-south lines spaced 400 metres apart with 100 metres dipole length.  In October 2011, Quantec carried out a second-phase survey, consisting of eleven 2 kilometre north-south lines with 50 metre dipole length, on behalf of New Gold.

Selected drill samples have been sent for polished section petrographic analysis.  In 2009 and 2010, sample suites were selected for the purposes of understanding the nature of the host volcanic and volcaniclastic rocks, and the gold and silver mineralization.  Sample descriptions were performed by Vancouver Petrographics Ltd.  In 2009, Eco Tech Laboratories (“Eco Tech”) performed whole-rock lithogeochemical analyses with the aim of constraining the geochemical fingerprint of the host volcanic rocks by providing insight into the tectonic affinity, geochemical classification, and petrological evolution.

Between 1981 and 1986, Granges drilled four diamond drill core holes for a total 311 metres.  The helicopter-supported winkie drill had difficulty with the ground conditions, and some holes did not reach target depths.  Drilling focused on northern parts of the property. Results of this early drilling, including drill logs, assays, and core, have not been located.  During the 1986 season, 34 RC drill holes were completed for a total of 1,524 metres.  As with data for the earlier drilling, and despite thorough search, the drill logs and assays could not be located.  During 1987, 23 diamond drill core holes (2,617.13 m) were completed on the gold and silver zones located over what is now recognized to be the northern portion of the Mineral Resource area.  Drill logs and assay data were filed for assessment and drill core is stored on the property.  Richfield re-logged the core and reviewed the data.  In 1992, 788.5 metres drilled in five core holes focused mainly southwest of the gold zone and on the Dave Claim.  Logs and assays were filed for assessment and core is stored on the property.  Richfield also re-logged this core in 2010.  Five core holes were drilled in 1994 for a total 761.68 metres.  The data were filed for assessment, and the core stored.  Richfield reviewed the data and re-logged the core.  Silver Quest drilled five holes in 2005 for a total of 938.65 metres and another two holes in early 2006 for a total of 393.97 metres.  The holes were widely dispersed.  The later drilling focused on the Quest Zone (holes DAV 05-02, DAV 06-06, and DAV 06-07).  Cumulative drilling to the end of 2006 was 5,810.79 metres in 44 holes.

A total of 449 core drill holes (168,276 metres) have been drilled in the project area between 2009 and May 2012.  Of this total, 134 were completed by Richfield, and 315 by New Gold.  An additional 34 RC holes were completed by Granges; however the precise locations of these drill holes are uncertain.  Of these, 451 holes have been drilled since the start of 2009, including 437 holes drilled to delineate the Blackwater Mineral Resource, seven holes drilled for metallurgical testing in 2011, and five geotechnical holes completed in 2012.  Excluding the 32 holes for which results had not been received at the date of database close-out, a total of 417 holes totalling 147,619 m were used to support the grade estimations.  Data from the remaining holes were used in the density and lithologic modelling.  Due to lack of QA/QC and accurate survey information, holes drilled before 2009 were not used for statistical analysis or grade estimation of the PEA Mineral Resource, but were used in forming the lithological wire frame construction.

Drilling on the project is ongoing.  From the PEA Resource cut-off to September 30, 2012, 466 additional holes and 119,274 metres of drilling were completed and the results incorporated into the Company’s December 31, 2012 Mineral Resource update.  An additional 13,861 metres in 58 holes was drilled through to December 31, 2012 and will be incorporated into a final Mineral Resource estimate, which will serve as the basis for the Blackwater Feasibility Study.

Total year-end Resource delineation and infill drilling to December 31, 2012 is 206,450 metres in 716 holes.  In addition the Company drilled 12,036 metres in 54 holes for project engineering studies and 40,921 metres in 104 holes to test the mineral potential in areas selected for future operations facilities and infrastructure.

Sampling and Analysis

Drill core is transported in core boxes from the drill site to camp by four-wheel drive vehicle and logged in a specially built core handling facility, where sampling for analysis is done systematically on 1 metres sample composites.  Intervals are measured and marked on the core boxes, where sample tags are stapled at the beginning of each interval.  A diamond saw is used to split the core in half lengthwise.  One half of the core is placed in a standard heavy poly sample bag identified with a re-printed sample tag in a zip-lock baggy, and the poly bag is closed with a zip tie.  The remaining half core is kept for reference in the core box and stored at the project camp site.  Certified reference standards, blanks, and duplicates are inserted into the sample stream, and four sample bags are then placed into a larger rice bag labelled with the sample ID numbers and sealed with a numbered banker’s security tag.  Between preparation and shipment, a period of up to four days, the rice bags containing the samples are stored in a secure area behind the core cutting area.

Eco Tech, the primary analytical laboratory used by Richfield, had ISO 9001:2008 certification.  Eco Tech, located in Kamloops, BC, was acquired by ALS Minerals (“ALS”) during 2011.  ALS, which has been used as the primary analytical laboratory since July 2011, is ISO 9001:2008 accredited, and has ISO/IEC 17025:2005 accreditations.

Quality assurance / quality control (“QA/QC”) protocols for the Richfield work included the insertion of certified reference material (“CRM”), a blank, and a quarter-hole duplicate into every set of 30 samples.  The CRMs were produced by CDN Resource Laboratories Ltd. (“CDN Resources”), an independent laboratory in Langley, BC.  In the New Gold QA/QC programs, one CRM standard is inserted every 20 samples, and one blank is inserted every 30 samples.  As of October 2011, quarter-core field duplicates are no longer inserted.  The reference standards acquired from CDN Resources were used until the end of 2011 and were phased out of the program by February 2012.  Since then, CRMs are sourced from WCM Minerals, a division of WCM Sales Ltd. in Burnaby, B.C., and Geostats Pty, in WA, Australia.

Metallurgical Testing

Blackwater metallurgical testing programs were conducted on samples taken from site inventory of drill core generated in the exploration drilling program (2009–2011) and from four drill holes (2011) completed specifically to generate fresh core for metallurgical testwork.  Compositing was based on oxidation state, rock type, and average gold and silver grades.

The main objectives of the metallurgical testing programs were to characterize the mineralization styles physically and chemically and to determine the amenability of the gold mineralization to gravity separation, flotation, and cyanidation.  Results from these tests have been used as the basis for flowsheet development, process selection, and recovery forecast outlined in the Blackwater Report.  The overall metallurgical program, which incorporates testwork from six laboratory locations in Canada and the USA, includes comminution, leaching, gravity, flotation, rheology, dewatering, and environmental characterization.

The PEA metallurgical test program was designed to provide information to assess the viability and advantages of four process options:  whole ore leach (“WOL”); flotation, concentrate regrind, and leach; hybrid - flotation with concentrate leach for sulphide mineralized material and WOL for oxide and transition material; and heap leach

Comprehensive comminution data, which include Bond ball and rod mill work indices, abrasion indices, and JK breakage parameters, were produced during three programs: NGD004, NGD006 and NGD013.  Within these programs, 94 SMC tests have been completed to provide the SAG mill breakage parameters, along with 98 Bond ball mill work indices and 20 Bond low energy impact crushing work indices.  Data indicate that Blackwater material is hard, based on the JK Tech global database of material breakage characteristics, with oxide and transition material somewhat softer than the sulphide material.

Gravity concentration using a centrifugal concentration device was performed ahead of flotation in program RVC002 and ahead of whole ore leach in programs NGD007 and NGD008.

With the exception of the high-grade sample tested in the RVC001-Inspectorate program, all Blackwater sulphide samples leached with relatively consistent kinetics, with an average extraction of 86.5% in 24 hours and a plateau average extraction of 87.7% at 48 hours.  Extraction results by oxidation state showed that higher extractions and faster kinetics were associated with oxide samples.  Overall results also indicated that gold leached well in the levels of oxygen provided in the standard bottle roll procedure, which includes air sparging during conditioning.

Several series of testwork were completed, including flotation (with and without gravity pre-treatment), flotation concentrate regrinding, and subsequent leaching.  For the flotation stage the work incorporated process variables of grind size, flotation time, and reagent scheme, and for the concentrate leach stage process variables of regrind size, leach time, cyanide concentration, and pulp density.

The testwork results were used to determine the relationship between oxidation state and recovery and to project the life-of-mine average metallurgical recoveries for whole ore leach of 87% gold recovery and 53% silver recovery.

Mineral Resource and Mineral Reserve Estimates

The Blackwater Project Mineral Resource estimate, effective December 31, 2012, is summarized in the “Measured and Indicated Mineral Resource estimates (inclusive of Reserves) as of December 31, 2012” and “Inferred Mineral Resource estimates as of December 31, 2012” tables.

The total sample database for the project contains results from 495 core holes totalling 166,163 metres drilled between 1987 and May 14, 2012.  Of these, 451 holes have been drilled since the start of 2009, including 437 holes drilled to delineate the Blackwater Mineral Resource, seven holes drilled for metallurgical testing in 2011, and five geotechnical holes completed in 2012.  Excluding the 32 holes for which results had not been received at the date of database close-out, a total of 417 holes totalling 147,619 m were used to support the grade estimations.  Data from the remaining holes were used in the density and lithologic modelling.  Due to lack of QA/QC and accurate survey information, holes drilled before 2009 were not used for statistical analysis or grade estimation of the PEA Mineral Resource, but were used in forming the lithological wire frame construction.  Drilling is ongoing on the deposit.

Mining Operations

The results of the economic analyses discussed in this section represent forward-looking information as defined under Canadian securities law.  The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.  Information that is forward-looking includes but is not limited to: the proposed mine production plan, project development schedules, projected recovery rates, infrastructure construction costs and proposed operating costs and assumptions that an economic analysis will be approved by Provincial and Federal authorities.

Mining Methods

The Blackwater deposit is being designed as a conventional open pit mining operation.  Blackwater will use conventional mineral processing equipment to produce doré.  The plant design is based on conventional technology and proven equipment, and the process design is based on metallurgical test work and is appropriate to the grind, flotation and recovery characteristics defined for the different mineralization types.

Recovery Methods

It is anticipated that mine feed will be delivered to a primary crusher that feeds a whole ore leach (“WOL”) gold-silver recovery plant, with a milling rate of 60,000 metric tonnes per day (t/d), or 21.9 Mt per year (Mt/a).

Markets and Contracts

The Gold market is a mature global market, with reputable smelters and refiners located throughout the world.  There are no smelting and refining contracts currently in place for the Blackwater Project.

Environmental conditions

New Gold is currently required to post reclamation security totalling approximately C$1.2 million in respect of security deposits for the Project’s Mines Act Permit, gravel pit project and the adjacent Capoose property.  As at December 31, 2012 the Company has posted this in the form of an irrevocable standby letter of credit.  The undiscounted reclamation liability for the Project, as at December 31, 2012, was $14.9 million.

Tax Regime

The taxes applicable to the Blackwater Project include the British Columbia provincial income tax at a rate of 10.0% and Canadian federal income tax at a rate of 15%.  The Blackwater Project is also subject to British Columbia mineral taxes as legislated by the Mineral Tax Act (British Columbia).  The British Columbia mineral taxes are essentially a two tier tax with companies initially subject to net proceeds of tax of 2%, eventually transitioning to net revenue tax of 13% with a corresponding credit for the next proceeds tax. In February 2013, British Columbia announced an increase in the provincial income tax rate to 11%, commencing April 1, 2013.

Exploration and Development

Within the Blackwater deposit, potential exists to expand the known mineralization along the western and northwestern margins. Drilling at Blackwater is ongoing. From the PEA Resource cut-off date up, to September 14, 2012, an additional 377 holes and 100,363 metres of drilling has been completed. A review of the drill data available as of August 28, 2012, was performed to compare the results with the block model. Visual inspection of the drill holes against the block model indicated the results were generally consistent with the current interpretations as used in the model.

Elsewhere within the project area, surface geochemical sampling and exploration drilling have recently identified an area of favourable alteration and mineralization approximately 2.0 to 2.5 kilometres northwest of the Blackwater deposit.

Activity at the Blackwater Project in 2013 is expected to include further camp and infrastructure upgrades, ongoing consultation with local First Nations, continuation of the environmental assessment process.  The Company is targeting completion of a Feasibility Study and Environmental Assessment Certificate Application for Blackwater in late 2013.

EL MORRO PROJECT, CHILE

The following disclosure relating to the El Morro Project is based, in part, on information derived from the technical report entitled “Technical Report for the El Morro Project, Region III, Chile,” dated March 26, 2012 (“El Morro Report”). The El Morro Report is available for review under the Company’s profile on SEDAR at www.sedar.com.  See “Interests of Experts” for details of the Qualified Persons who prepared the El Morro Report and approved the following disclosure.

New Gold’s 30% interest in the El Morro Project is held through its subsidiary Datawave Sciences Inc. (“Datawave”).

Project Description, Location, Access and Other Information

The El Morro Project is a copper-gold development project located in Region III of northern Chile approximately 660 kilometres north of Santiago.  The site covers 417 square kilometres, with the mine and plant operation proposed to be located 4,000 metres above sea level and the construction and operations camp at 3,680 metres above sea level.  The site is accessible from the Chilean city of Vallenar via 129 kilometres of paved and unpaved roads.  Resources and mining expertise are available in Vallenar and other cities in Region III.  Goldcorp Inc. (“Goldcorp”) is the project operator with a 70% interest in the project.  New Gold holds the remaining 30% interest.

The El Morro Project comprises three centers of porphyry style copper-gold mineralization (the La Fortuna, El Negro and El Morro areas).  Our 30% share of annual production is projected to be over 90 thousand ounces gold and 85 million pounds copper.  No assurance can be given that such milestones will be met or production levels achieved.

The mine development plan contemplates: a new access route from the Pan American Highway; a new power substation with overhead transmission lines to the mine; and a concentrate filtration plant and seawater desalination plant to supply water to the mine, both adjacent to a port approximately 200 kilometres from the mine.  Total capital required to achieve commercial production at the mine (100% basis) is estimated at approximately $3.9 billion.

The El Morro Project is located in a high altitude Cordilleran desert environment in the southern part of the Atacama Desert region and is devoid of any significant vegetation.  The project’s average monthly temperatures range from 0.4 degrees Celsius in July to 7.3 degrees Celsius in January.  Annual precipitation is approximately 214 millimetres, occurring primarily as snow during the Andean winter months.

Mineral property summary

The El Morro Project comprises three mining exploration concessions (two of which are in process), 176 development concessions and 313 mining development concessions in process, all of which are under Goldcorp’s protection and maintenance.

A portion of the El Morro Project is subject to a 2% NSR royalty which may be payable to two third-parties once production begins.

New Gold also holds a 30% interest in a 2% NSR in respect of any mining that occurs on certain mining exploitation concessions covering a combined area of 1,849 hectares of the El Morro Project.  The remaining 70% interest in the NSR royalty is held by Xstrata Copper Chile S.A. (“Xstrata Chile”).

Under Chilean law, sufficient title to develop a mining project consists of having easement rights and/or rights of way over the surface properties where the project pit and facilities will be emplaced.  The surface rights for the on-site portion of the El Morro Project are owned principally by the Los Huasco Altinos Community, a grazing and livestock cooperative and Hacienda Jarilla.  Strategic access to these properties has been partially secured through a judicial mining easement.  Linear and other off-site infrastructure such as a concentrate pipeline, power lines, aqueducts, concentrate filtering and desalination plants are spread over properties where easement rights are partially secured.

Liens and litigation

Goldcorp is responsible for funding New Gold’s share of development and construction capital for the El Morro Project (estimated at approximately $1.2 billion) under a carried funding loan to be repaid from project cash flows on completion of development and construction.  At December 31, 2012, the outstanding carried funding loan balance was $65.2 million, including accrued interest.

During 2010, Barrick Gold Corp. (“Barrick”) filed a lawsuit against New Gold, Goldcorp and Xstrata Chile and affiliated subsidiaries, disputing the legality of Goldcorp’s acquisition of its 70% interest in the El Morro Project.  On June 27, 2012, the Ontario Superior Court of Justice dismissed Barrick’s claim.  Based on the decision, the El Morro transaction between New Gold and Goldcorp, which closed on February 16, 2010, will stand. The period in which Barrick could have appealed this decision has expired. New Gold holds a fully carried 30 percent interest in the El Morro project and Goldcorp, the project developer and operator, holds the remaining 70 percent.  Subsequent to the trial, the Company was awarded a $3.0 million dollar reimbursement of legal fees paid related to the claim.

Environmental requirements and liabilities

The Chilean Environmental Permitting Authority (the “Servicio de Evaluacion Ambiental” or “SEA”) approved the El Morro Project’s environmental permit in March 2011. A constitutional action was later filed against SEA in May 2011 by the Comunidad Agrícola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit. El Morro, the Chilean company jointly held by us and Goldcorp and which owns and operates the El Morro Project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit. In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that SEA had not adequately consulted or compensated the indigenous people that form the CAHA.  SEA and El Morro appealed the ruling, however the ruling was confirmed by the Supreme Court of Chile on April 27, 2012.  On June 22, 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean Court.

History

Small scale mining activity in the immediate vicinity of the El Morro Project dates back to at least 1931, based on a report that mentions the abandoned Piuquenes (now El Morro), La Fortuna, Potrerillo and Cantarito copper and gold vein mines.  In 1964, the Cayo Ardiles family claimed the Santa Julia rights at La Fortuna, and in 1984 Rene Martin and Osvaldo Frias claimed the Cantarito (95 ha) and Tronquito (65 ha) properties peripheral to the Santa Julia rights.  In 1987-1988, Leonel Polgatti and Compania Minera del Pacifico conducted geological and geochemical exploration for precious metal epithermal deposits at Piuquenes (El Morro) and La Fortuna.

During the period 1992-1994, BHP Billiton Limited (“BHP”), acquired mining claims surrounding the Santa Julia and Cantarito-Tronquitos properties.  BHP conducted geophysics, geochemistry, geologic mapping and both RC and core drilling on its properties.  At La Fortuna, 3,567 metres were drilled.  At Cantarito and El Negro, 1,376 metres and 100 metres were drilled, respectively.  The mineralization at La Fortuna as the structurally controlled, high-sulphidation portion of a porphyry copper-gold system.  An estimated Resource was identified but the project was shelved for failing to meet BHP’s deposit size and grade objectives.

In 1997, Minera Metallica Limitada optioned the El Morro property from BHP and in 1999 signed a joint venture agreement with Noranda Chile Ltda.  (“Noranda”), ultimately reducing Metallica’s interest to 30%.  Noranda’s activities at the El Morro Project were built on by successor companies Falconbridge Ltd. (“Falconbridge”) and Xstrata Chile.  In 2009, New Gold entered into a plan of arrangement with Metallica and subsequently purchased Xstrata Chile’s 70% share of the property after exercise of a right of first refusal.  New Gold subsequently sold the 70% interest to Goldcorp in February 2010, leaving the Company with its current 30% interest.

Geological Setting and Mineralization

The El Morro Project is located along the southernmost extension of the Eocene-Oligocene porphyry copper belt of northern Chile, host to some of Chile’s most prolific mining districts.  The project is within a 16 kilometre wide graben structure containing Paleozoic to Permian—Triassic basement rocks.  The western edge of the graben occupies the southern extension of the Domeyko fault system, the main controlling structural feature for the porphyry copper belt.  Basement rocks within the graben are principally covered by Mesozoic and Cenozoic stratified sedimentary and volcanic rocks.  At El Morro, these units are intruded by a cluster of calc-alkalic granodioritic to dioritic porphyry stocks and dikes emplaced at the intersection of two regional fault systems.  Younger Tertiary age post-mineral volcanic rocks and gravels locally overlie older rocks and may conceal additional prospective porphyry centers.

Three “belts” of eastward younging Eocene-Oligocene intrusives occur in the El Morro district.  The central group is a cluster of variably altered porphyritic stocks, dykes and sills associated with the altered/mineralized zones of El Negro, La Fortuna, Cantaritos and El Morro.  To date, Mineral Resources have been defined in the La Fortuna and the namesake El Morro areas.

La Fortuna is a typical copper-gold porphyry deposit.  Mineralization occurs within and around a vertical cylinder-shaped igneous intrusive body of granodioritic to dioritic composition emplaced at a major fault intersection within the older volcanic and sedimentary rocks.  Copper-gold mineralization occurs as stockwork veins containing pyrite, magnetite and variable amounts of copper-bearing sulphide minerals (chalcopyrite, bornite, and chalcocite).  Molybdenum content is negligible.

The La Fortuna ore body is columnar in shape and open at depth.  Overall dimensions are 800 metres by 600 metres by at least 1000 metres.  The deposit comprises an upper oxidized zone of barren to weak “leached” copper-gold mineralization, an intermediate zone of secondarily enriched copper sulphides (“supergene blanket”) and associated gold mineralization, and a deep zone of primary “hypogene” copper-gold sulphides.  Potentially economic portions of the La Fortuna Mineral Resource occur entirely within the secondary supergene and primary hypogene sulphide zones.

Exploration and Drilling

In 1997, Metallica optioned BHP’s El Morro properties and claimed adjacent exploration ground to the west in the namesake El Morro area.  From 1997 to 1999, Metallica conducted general reconnaissance, geochemical and geophysical studies, and drilled 18 RC and core holes totalling 3,713 metres in the project area.  The work identified a zone of prospective secondary enriched copper sulphide in the namesake El Morro area.

In September 1999, Metallica entered a joint venture with Noranda.  Noranda conducted diamond drilling on 200 metre centers in the namesake El Morro area to further delineate the mineralized zone discovered by Metallica.  Although a few minor intrusive dikes were intersected during drilling, all mineralization encountered in the area to date is hosted within volcanosedimentary country rocks which are believed to overlie a buried porphyry intrusive source for the mineralization.

Attention turned to the La Fortuna area where reconnaissance drilling in 2000 confirmed the presence of a well mineralized copper and gold-bearing porphyry intrusive.  Exploration during the period 2000-2006 resulted in 146 holes totalling 60,000metres at La Fortuna, 14 holes totalling 4,043 metres drilled at El Morro, 26 holes totalling 6,651 metres at El Negro, and two holes totalling 634 metres at Cerro Colorado.  Additionally, magnetic and electrical IP-Resistivity geophysical surveys and geochemical soil sampling and chip sampling were conducted over all mineralized areas providing further support for continued exploration in the future.

Exploration concluded in 2007 with a 14-hole infill drilling program to upgrade a portion of the La Fortuna Mineral Resource to “measured” classification status and improve the quality of the Mineral Reserve and mine plan within the open pit design.

The central sulphide portion of the deposit, drilled on a 55 by 55 metre grid, approximates the portion of the Mineral Resource classified as “Measured”.  Its dimensions are roughly 450 metres east-west by 650 metres north-south by 450 metres deep.  It is surrounded by a 200 metre wide ring, drilled on nominal 100 to 150 metre spacing, approximating the “Indicated” portion of the Resource.

The sulphide mineralization within the secondary enrichment zone (supergene blanket) and the underlying primary hypogene zone compose the bulk of the copper-gold Resource and are well delineated by drilling to a depth of approximately 600 metres.  Deeper portions of the copper-gold Resource, occurring entirely in primary hypogene mineralization, have been only partially delineated.  Nine deep holes drilled in October and November of 2006 show copper and gold grades increasing at deeper levels with no indication of diminishing grade at the bottom of the holes.

All exploration programs conducted at El Morro during the period 1997 through 2006 was conducted under the direction of experienced employees of the various operating companies described.  The work was performed by the combined efforts of Company technical personnel or by independent contractors operating under the direct supervision of the latter.

Sampling and Analysis

Resource estimates for the La Fortuna deposit principally derive from Noranda-Falconbridge diamond drill programs where core was sampled at two metre intervals and drilling was otherwise conducted according to standard industry practices.  A portion of the remaining core was preserved for reference in offsite storage facilities.  Samples were always attended or locked in the on-site sample dispatch facility.  There was no formal sample security program established for El Morro drilling programs due to the remote nature of the site and the low gold grades.

Density samples were systematically collected from drill core beginning in 2002.  The density data represent the major lithologies, mineralization types and alteration units present at La Fortuna and provide good spatial coverage throughout the La Fortuna Mineral Resource.

Several primary assay laboratories have been used for routine analyses over the project history.  From 1997 onwards these comprised Actlabs S.A. (Coquimbo and La Serena, Chile), Bondar Clegg (Coquimbo) and ACME Analytical Laboratorios S.A. (Santiago).

Samples were prepared according to standard industry practice.  Additional information on sample preparation is available in the El Morro Report as well as El Morro technical reports previously published.  Analytical techniques during early programs comprised geochemical analysis for copper and molybdenum and fire assay with an AA finish for gold.  Beginning in 2005, copper, silver and molybdenum were analyzed by four-acid digest -AA techniques.  Gold was analyzed via fire assay with an AA finish.  From February 2006, analysis for arsenic was routinely included.

Neither the Metallica nor the BHP drilling programs included quality assurance/quality control samples.  These programs were conducted before the discovery of the La Fortuna deposit by Noranda.  According to the results of the QA/QC programs, the sample preparation and assaying have acceptable precision and no apparent bias.  The QA/QC program methodology and results have been checked and validated by internal and external reviews.  The authors of the El Morro Report, believe the assays from the drilling program and the associated QA/QC procedures, which included the regular insertion of blind reference standards and blanks, meet the standards required for Reserve and Resource calculations for a feasibility level study.

A number of data verification programs and audits have been undertaken over the project history, including: multiple assay database audits; a downhole survey database audit; and an independent review by AMEC assessing the ability of the proposed database to support feasibility-level studies.  These programs indicate that the assay database is capable of supporting the Mineral Resource and Mineral Reserve estimations.

Mineral Resource and Mineral Reserve Estimates

The updated El Morro Project Mineral Resource and Reserve estimates as of December 31, 2012 are summarized in the “Measured and Indicated Mineral Resource estimates (inclusive of Reserves) as of December 31, 2012,” “Inferred Mineral Resource estimates as of December 31, 2012” and “Mineral Reserve estimates as of December 31, 2012” tables, respectively.  See “Summary of Mineral Reserve and Mineral Resource estimates.”

The Mineral Resource estimate is supported by 214 diamond and 67 RC drill holes totalling 101,957 metres.  Pit optimization is based on a cut-off at $2.75 per pound copper and $1,200 per troy ounce gold.  The corresponding cut-off grade is approximately 0.20% copper.

Mining Operations

The El Morro Project will be developed as an open pit mine truck and shovel operation, supplying material for crushing and processing in a copper flotation mill producing a copper-gold concentrate.  Planned production is approximately 90 thousand tonnes of ore per day, equating to an annual average production of approximately 486 thousand dry tonnes per year of copper concentrate containing over 300 million pounds of copper and 300 thousand ounces of gold on a 100% project basis.  No assurance can be given that such production levels will be achieved.

Mining methods

Open pit mining is expected to be carried out with haul trucks and a combination of rope and electric shovels, excavators, and large front-end loaders.  The mine is planned to be constructed with 15 metre benches, ramp and step-out widths of 38 metres, and with about 180 metres between ramps.  The primary crusher should be situated adjacent to the pit rim.  Crushed ore should be transferred to the concentrator by conveyor.  The main waste rock facility is to be located to the south of the open pit.  The tailings storage facility is planned to be located to the south and west of the open pit and downstream of the main waste rock facility.

Recovery methods

There are five distinct ore types identified at the El Morro Project.  Copper and gold will be recovered via flotation.  Average projected rates of recovery are approximately 85% copper and 67% gold.

The proposed plant design is conventional for the copper industry, and uses some of the largest processing machinery currently available.  Plant design includes a crushing plant, SAG circuit, pebble crusher, rougher flotation and regrind circuit, and cleaner and scavenger flotation banks.

Concentrate will be transferred via pipeline to a concentrate filter plant located at the port facility about 200 kilometres from site.  Tailings from the plant will be thickened, and gravity-fed to the tailings storage facility.

Markets and contracts

Gold and copper markets are mature global markets with reputable smelters and refiners located throughout the world.  There are no smelting and refining contracts currently in place for the El Morro Project.

Environmental conditions

Total closure costs at the El Morro Project are estimated to be in the range of $25 million net of the salvage value of the assets.  Chile does not require reclamation and closure bonding.  The El Morro Project has been designed to satisfy applicable international requirements, but further review will be required as the El Morro Project moves forward and activities and estimates will need to be adjusted to account for actual site conditions at closure.

Tax Regime

The principal corporate taxes levied in Chile are a general income tax and a value-added tax (VAT).  The economic model assumes income taxes at the Chilean tax rate of 17% of net income and no VAT, as it is assumed that the mine owners would be exempt as exporters.

In 2010, Chile introduced new legislation that increased the mining tax rate for large mines from a 5% fixed rate to a progressive tax regime with rates ranging from 5% to 14% depending on the mining operating profit margin in a given taxation year. The mining operating profit margin is defined as the taxable income of the operation divided by the gross mining revenue of the operation.  During 2011, Goldcorp filed a new D.L. 600 application that provides fiscal stability to both Goldcorp and the Company. The D.L. 600 also prevents the new legislation from applying to the El Morro Project for the first 15 years of production.

Mine life analysis

The El Morro mine is expected to have a base 17 year mine life.  Life of mine cash costs are expected to be approximately negative ($700) per ounce of gold on a copper by-product basis and approximately $550 per ounce of gold and $1.45 per pound of copper on a co-product basis.

Exploration and Development

On receiving the Supreme Court’s decision against approval of the environment permit, El Morro immediately suspended all project field work being executed under the terms of the environmental permit. During the period of temporary suspension, Goldcorp, the project developer and operator, is focusing on supporting the advancement of the consultation process, evaluating potential future exploration targets and optimizing project economics including sourcing of a long-term power supply.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in the forward-looking information relating to the Company.

The following risk factors should be given special consideration when evaluating trends, risks and uncertainties relating to the Company’s business.  Any of the following risks could have a material adverse effect on the Company, its business and future prospects.  In addition, other risks and uncertainties not presently known by management of the Company could impair the Company, its business and prospects in the future.

Changes in Metal Prices

The Company’s earnings and cash flows are subject to risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;

•	global or regional political or economic crises;

•	the relative strength of the U.S. dollar and other currencies;

•	expectations with respect to the rate of inflation;

•	interest rates;

•	purchases and sales of gold by central banks and other large holders, including speculators;

•	demand for jewelry containing gold; and

•	investment activity, including speculation, in gold as a commodity.

The price of gold was $1,664 per ounce as at December 31, 2012, a 5.7% increase compared to December 30, 2011.  Future metal price declines could cause continued development of, and commercial production from, the Company’s properties to be uneconomic.  Depending on the price of gold, copper and silver, the Company’s cash flow from mining operations may be insufficient to meet its operating needs, and as a result we could be forced to discontinue production and could lose our interest in, or be forced to sell, some or all of our properties.  Reserve calculations and mine plans using significantly lower gold, silver, copper and other metal prices could result in significant reductions in Mineral Reserve and Resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of our investments in mining properties and increased depletion, reclamation and closure charges.  In addition, metal price fluctuations create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.

In addition to adversely affecting the Company’s Reserve and Resource estimates and our financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations and financial condition.

As part of the business combination between the Company and Western Goldfields Inc. in mid-2009, the Company acquired gold contracts that require us to sell the gold subject to such contracts at a price of $801 per ounce.  On May 27, 2009, the Company assumed liability for gold forward sales contracts for 374 thousand ounces of gold at such price.

As at December 31, 2012, the remaining gold contracts are for a total of 132 thousand ounces with a commitment to deliver 5.5 thousand ounces per month for 24 months, with the last commitment deliverable in December 2014.

From time to time the Company engages in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, but there is no assurance that any such commodity-hedging transactions designed to reduce the risk associated with fluctuations in metal prices will be successful.  Hedging may not protect adequately against declines in the price of the hedged metal.  Furthermore, although hedging may protect the Company from a decline in the price of the metal being hedged, it may also prevent us from benefiting from price increases.

Foreign Operations

The Company’s mining operations are currently conducted in the United States, Mexico, Australia and Canada, and we have development projects underway in Canada and Chile.  As a result of our activities in multiple jurisdictions we are exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties vary for each country and include, but are not limited to:  fluctuations in currency exchange rates; high rates of inflation; labour unrest; environmental controls and permitting; restrictions on the use of land and natural resources; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; corruption; unstable legal systems; changes in taxation policies; changes in mining policies; restrictions on foreign exchange and repatriation; changing political conditions, social unrest, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction; and other risks arising out of foreign sovereignty issues.

Changes, if any, in mining or investment policies or shifts in political attitude in these countries could adversely affect the Company’s operations or profitability.  Operations may be affected in varying degrees by:

•
government regulations including, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety; and

•	the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Furthermore, in the event of a dispute arising from our activities, the Company may be subject to the exclusive jurisdiction of courts outside of North America or may not be successful in subjecting persons to the jurisdiction of courts in North America, either of which could unexpectedly and adversely affect the outcome of a dispute.

Government Regulation

The mining, processing, development and exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations. Any such amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation, could have a material adverse impact on the Company, such as increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties, or could require abandonment or delays in the development of new mining properties.  Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  For example, the Company could be forced to compensate those suffering loss or damage by reason of our mining activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail the Company’s operations.

Permitting

The Company’s operations in the United States, Mexico, Australia and Canada and our development projects in Canada and Chile are subject to receiving and maintaining licences, permits and approvals from appropriate governmental authorities.  There have in the past been challenges to our permits that were temporarily successful and delays in the renewal of certain permits. There is no assurance that delays will not occur in connection with obtaining necessary renewals of such authorizations for our existing operations, additional licences, permits and approvals for future operations, or additional licences, permits and approvals associated with new legislation. Before any development on any of our properties, the Company must receive licences, permits and approvals from appropriate governmental authorities.  There can be no assurance that the Company will receive or continue to hold all authorizations necessary to develop or continue operating at any particular property.  An inability to conduct our mining operations pursuant to applicable authorizations would materially reduce our production and cash flow and could undermine our profitability.

The Chilean Environmental Permitting Authority ("Servicio de Evaluación Ambiental" or "SEA") approved the El Morro Project’s environmental permit in March 2011.  However, a constitutional action was filed against the SEA in May 2011 by the Comunidad Agricola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit.  Sociedad Contractual Mineral El Morro (“El Morro”), the Chilean company jointly held by the Company and Goldcorp, which owns and operates the El Morro Project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit.  In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that the SEA had not adequately consulted or compensated the indigenous people that form the CAHA.  SEA and El Morro appealed the ruling; however, the ruling was confirmed by the Supreme Court of Chile on April 27, 2012.  Based on the Supreme Court’s decision, El Morro immediately suspended all project field work being executed under the terms of the environmental permit.  On June 22, 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean Court.  However, despite these and other steps taken, the environmental permit may not be approved, or may not be approved in a timely manner or on acceptable terms, which could result in a material delay in the development of the El Morro Project and/or additional costs to complete such development, any of which could adversely affect our future cash flows, results of operations or financial condition.

In addition, there have been a number of challenges relating to our environmental impact statement (“EIS”) for the Cerro San Pedro Mine.  While a new EIS was granted for Cerro San Pedro Mine in August 2011, it is subject to a number of ongoing conditions and there is a lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law.

El Morro Development Risk

The El Morro Project is in its development phase and subject to numerous risks including, but not limited to, obtaining permits required to commence construction, changes in environmental or other government regulations and financing risks.  In particular, the El Morro Project’s environmental permit has not been approved and is currently being disputed.  See “Permitting” above.  There can be no assurance that the development of the El Morro Project will continue in accordance with current expectations or at all.

Exploration, Development and Operating Risk

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver and copper including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, fire, metal loses, periodic interruption due to inclement or hazardous weather conditions and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although we believe that appropriate precautions to mitigate risk are taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Although the Company’s activities are primarily directed towards mining operations and the development of mineral deposits, our activities also include the exploration for and development of mineral deposits.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company or any of our partners will result in a profitable commercial mining operation.

Mining, processing, development and exploration activities depend, to our degree or another on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, or government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in this Annual Information Form are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably.  There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control.  Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period.  In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold and copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans after the date of any estimate may require revision of such estimate.  The volume and grade of Reserves mined and processed and recovery rates may not be the same as currently anticipated.  Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Mineral Reserves, could have a material adverse effect on the Company’s results of operations and financial condition.

Uncertainty Relating to Inferred Mineral Resources

Inferred Mineral Resources are not Mineral Reserves do not have demonstrated economic viability.  Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

Blackwater Project Development Risk

The preliminary economic assessment (“PEA”) for the Blackwater Project is preliminary in nature and includes Indicated and Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The PEA for the Blackwater Project is an early stage estimate that does not have sufficient certainty to constitute a pre-feasibility study or a feasibility study.  We have not completed pre-feasibility or feasibility level work and analysis that would allow us to declare Proven or Probable Mineral Reserves at the Blackwater Project, and no assurance can be given that we will ever be in a position to declare a Proven or Probable Mineral Reserves at the Blackwater Project.  In particular, the PEA for the Blackwater Project contains our estimated capital costs and operating costs which are based on anticipated tonnage and grades of metal to be mined and processed, the expected recovery rates and other factors, none of which has been completed to date to a pre-feasibility study or a feasibility study level. Whether we complete a feasibility study on the Blackwater Project, and thereby delineate Proven or Probable Mineral Reserves, depends on a number of factors, including:

•	the particular attributes of the deposit (including its size, grade, geological formation and proximity to infrastructure);

•	metal prices, which are highly cyclical;

•	government regulations (including regulations relating to taxes, royalties, land tenure, land use and permitting); and

•	environmental protection considerations.

We cannot determine at this time whether any of our estimates will ultimately be correct or that the Blackwater Project will prove to be economically viable. Therefore, it is possible that Mineral Reserves will never be identified at the Blackwater Project, which would inhibit our ability to develop the Blackwater Project into a commercial mining operation, and in turn would have a material adverse effect on our results of operations and financial condition.

Need for Additional Mineral Reserves and Mineral Resources

Because mines have limited lives based on Proven and Probable Mineral Reserves, we must continually replace and expand our Mineral Reserves and Mineral Resources.  The life-of-mine estimates included in this Annual Information Form for each of our operating mines are based on our best estimate given the information available to us.  These estimates may not be correct.  The Company’s ability to maintain or increase its annual production of gold, silver and copper depends in significant part on its ability to find and/or acquire new Mineral Reserves and Mineral Resources and bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines.

The Company’s Mineral Reserves and Mineral Resources and the corresponding grades are estimates, and such estimated Reserves, Resources and grades may not prove accurate and the indicated level of gold, silver and/or copper or any other mineral may never be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted, and any material inaccuracy in the estimated Reserves, Resources, grade or stripping ratio at our properties may affect the economic viability of the Company’s properties.

Aboriginal Title Claims and Rights

Governments in many jurisdictions must consult with Aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations.  Consultation and other rights of Aboriginal people may require accommodations, including undertakings regarding employment, royalty payments and other matters.  This may affect our ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions, including in some parts of Canada, the United States, Australia and Chile in which Aboriginal title or other rights are claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions.  The risk of unforeseen Aboriginal title claims also could affect existing operations as well as development projects.  These legal requirements may also affect our ability to expand or transfer existing operations or to develop new projects.

Acquisition and Integration Strategy

As part of New Gold’s business strategy, we have sought and will continue to seek new operating and development opportunities in the mining industry. In pursuit of such opportunities, we may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into New Gold.  The Company cannot assure that we can complete any acquisition or business arrangement that we pursue, or are pursuing, on favourable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit our business.  Further, any acquisition the Company makes will require a significant amount of time and attention of our management, as well as resources that otherwise could be spent on the operation and development of our existing business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of our ongoing business; the inability of management to realize anticipated synergies and maximize the Company’s financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities.  There can be no assurance that any business or assets acquired in the future will prove to be profitable, that we will be able to integrate the acquired businesses or assets successfully or that it will identify all potential liabilities during the course of due diligence.  Any of these factors could have a material adverse effect on our business, expansion, results of operations and financial condition.

Exploration and Development

The exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. Although the Mineral Resource and Reserve figures have been carefully prepared and reviewed, these amounts are estimates only, and no assurance can be given that an identified Mineral Resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.  Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations and financial condition.

Short-term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations.  Material changes in Reserves or Resources, grades, dilution estimates or recovery rates may affect the economic viability of a project.

The estimated Mineral Reserves and Mineral Resources described in this Annual Information Form should not be interpreted as assurances of mine life or of the profitability of future operations.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of our exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish Mineral Resources through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Reclamation Costs

The Company’s operations are subject to reclamation plans that establish our obligations to reclaim properties after minerals have been mined from a site.  These obligations represent significant future costs for the Company.  As at December 31, 2012, the total estimated undiscounted reclamation liability for New Gold’s mines was approximately $92 million. Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased.  It may be necessary to revise the planned reclamation expenditures and the operating plan for a mine in order to fund an increase to a reclamation bond.  Reclamation bonds represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity.  If actual costs are significantly higher than the Company’s estimates, then our results from operations and financial position could be materially adversely affected.

Foreign Currency Exchange Rates

New Gold’s assets are located in Mexico, Australia, Canada and Chile, as well as in the United States.  As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk the Company faces can be categorized as follows:

•
transaction exposure: our operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect its profitability as exchange rates fluctuate;

•
exposure to currency risk: we are exposed to currency risk through a portion of the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, trade and other receivables, reclamation deposits, trade and other payables, reclamation and closure cost obligations and long-term debt; and

•
translation exposure: our functional and reporting currency is U.S. dollars. On July 31, 2012, following the declaration of commercial production at the New Afton Mine, we changed the functional currency of the New Afton Mine and Blackwater Project from Canadian dollars to U.S. dollars (although many of our operating expenses at the New Afton Mine and Blackwater Project continue to be incurred in Canadian dollars).  Certain of our operations have assets and liabilities denominated in currencies other than the U.S. dollar, with translation foreign exchange gains and losses included from these balances in the determination of profit or loss.  Therefore, exchange rate movements in the Mexican peso, Australian dollar, Canadian dollar and Chilean peso can have a significant impact on the Company’s consolidated operating results.

As a result, fluctuations in currency exchange rates could significantly affect our business, financial condition, results of operations and liquidity.

Global Financial Conditions

Global financial conditions have been subject to continued volatility.  Government debt and the risk of sovereign defaults in many countries have been causing significant uncertainties in the markets.  High levels of volatility and market turmoil could adversely impact commodity prices, exchange rates and interest rates and have a detrimental effect on the Company’s business.

Taxation

We have operations and conducts business in a number of different jurisdictions and we are subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change, as well as review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by the Company, which could adversely affect our profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.

Financing Risks

The Company’s mining, processing, development and exploration activities may require additional external financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of our projects. The cost and terms of such financing may significantly reduce the expected benefits from new developments and/or render such developments uneconomic.  There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable.

Joint Projects

The Company holds a 30% interest in the El Morro Project, with Goldcorp holding the remaining 70% interest, and may enter into similar partnerships or joint ventures in the future with other third parties. There are a variety of risks associated with joint projects, including, without limitation:

•	disagreement with a counterparty about how to develop, operate or finance a project;

•	that a counterparty may at any time have economic or business interests or goals that are, or become, inconsistent with the Company’s business interests or goals;

•	that a counterparty may not comply with the agreement;

•	the possibility that a counterparty might become bankrupt;

•	that a counterparty may be in a position to take action contrary to the Company’s instructions, requests, policies, objectives or interests;

•	possible litigation with a counterparty about joint venture matters;

•	the Company’s inability to exert control over decisions relating to a joint venture in which it does not hold a controlling interest, such as the El Morro Project; and

•	the possibility that the Company may not be able to sell its interest in a joint venture if it wants to exit the joint venture.

These risks could result in legal liability or affect the Company’s ability to develop or operate a joint project, either of which could have a material adverse effect on its future growth, results of operations and financial position.

Infrastructure and supply of goods and services

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.

Disruptions in the supply of products or services required for our activities could also adversely affect our operation, financial condition and results of operations. In particular, due to the limited number of suppliers of sodium cyanide in each jurisdiction in which the Company operates, a delay in supply, a force majure event or a breach of contract by one of the Company’s sodium cyanide suppliers could result in delays in processing times which may adversely affect operations results.

Operation and production costs

Mining operations and facilities are intensive users of electricity and carbon-based fuels. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect its operations results and financial condition.

The Company’s production costs are also affected by the prices of commodities it consumes or uses in our operations, such as lime, sodium cyanide and explosives.  The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. Increases in the price for materials consumed in our mining and production activities could materially adversely affect our operations results and financial condition.

Environmental Risks

The Company is subject to environmental regulation in the United States, Mexico, Australia and Canada where we operate, as well as in Canada and Chile with respect to our development properties.  In addition, the Company will be subject to environmental regulation in any other jurisdictions in which we may operate or have development properties. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or development properties. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

New Gold may also acquire properties with known or undiscovered environmental risks.  Any indemnification from the entity from which the Company acquires such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. Production at New Gold’s mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances, including sodium cyanide. Some of our properties have also been used for mining and related operations for many years before we acquired them and were acquired as is or with assumed environmental liabilities from previous owners or operators. The Company has been required to address contamination at its properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks or discharges that may arise from its ongoing operations or other contingencies including a recent Australian Environment Protection Authority investigation at Peak Gold Mines relating to a discharge that occurred in November and December 2011.  Contamination from hazardous substances, either at the Company’s own properties or other locations for which it may be responsible, may subject us to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on the Company’s future growth, results of operations and financial position.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent that such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing our mining operations or from proceeding with planned exploration or development of mineral properties.

Failure by the Company to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of our mining operations or its exploration or development of mineral properties and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Production at certain of the Company’s mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, we may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards against which we may not be insured against and such liability could be material.

Insurance and Uninsured Risks

Our business is subject to a number of risks and hazards generally including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods, hurricanes and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider being reasonable, our insurance will not cover all the potential risks associated with a mining company’s operations.  We may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms.  We might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on our financial performance and results of operations.

Climate Change Risks

Many governments are moving to enact climate change legislation and treaties at the international, national, state, provincial and local levels. Where legislation already exists, regulations relating to emission levels and energy efficiency are becoming more stringent. Some of the costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, meeting more stringent regulations is anticipated to result in increased costs.

Sea level rise: Our operations are not directly threatened by current predictions of sea level rise. All of our operations are located inland at elevations from 100 metres to 4,000 metres above sea level. However, changes in sea levels could affect ocean transportation and shipping facilities, which are used to transport supplies, equipment and personnel to the Company’s operations and products from those operations to world markets.

Extreme weather events: Extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt operations at our mines. Where appropriate, our facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions to supply lines due to extreme weather could result in production interruptions.

Labour and Employment Matters

We have approximately 300 employees that belong to a union at the Cerro San Pedro Mine.  Relations between us and our employees may be impacted by changes in the scheme of labour relations, which may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business.  Negotiations for a new collective agreement at the Cerro San Pedro Mine were successfully completed in January 2013. Adverse changes in the schemes of labour relations in different jurisdictions or in the relationship between us and our employees may have a material adverse effect on our business, results of operations and financial condition.

Litigation and Dispute Resolution

We may be subject to legal claims, with and without merit.  Defense and settlement costs may be substantial, event with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation and dispute resolution process, there can be no assurance that the resolution of any particular legal proceeding or dispute will not have a material adverse effect on our future cash flows, results of operations of financial condition.

Title to Some of the Company’s Mineral Properties may be Challenged or Defective

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed.  Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired.  Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects.  As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties.  An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations.

Competition

The mining industry is competitive in all of its phases.  New Gold faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals.  Many of these companies have greater financial resources, operational experience and technical capabilities than we do.  As a result of this competition, we may be unable to maintain or acquire attractive mining properties on acceptable terms or at all.  Consequently, our revenues, operations and financial condition could be materially adversely affected.

Retention of Key Personnel

The Company’s business is dependent on retaining the services of a number of key personnel of the appropriate calibre as the business develops.  Our success is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management, and the loss of one or more of such persons could have a materially adverse effect on the Company.  The Company does not maintain any key man insurance with respect to any of its officers or directors.

In addition, the conduct of the Company’s operations is dependent on access to skilled labour.  Access to skilled labour may prove particularly challenging where our mining operations are conducted in remote locations.  Shortages of suitably qualified personnel could have a material adverse effect on our business, cash flows and results of operations.

Conflicts of Interest

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with our interests.  Situations may arise in connection with potential investments where the other interests of the Company’s directors conflict with its interests.  As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on our behalf, as they may pursue opportunities that would then be unavailable to us.  In the event that our directors are subject to conflicts of interest, there may be a material adverse effect on our business.

NOTES

7.00% Senior Notes due 2020

In April 2012, the Company issued an aggregate principal amount of $300 million 7.00% senior notes maturing on April 15, 2020 ( “2020 Notes”).  The 2020 Notes were issued pursuant to an indenture dated April 5, 2012, between the Company and Computershare Trust Company, N.A., as trustee (“2020 Notes Indenture”).  The 2020 Notes are direct, senior obligations of the Company and are not secured by any mortgage, pledge or charge.

Interest on the 2020 Notes is payable in arrears in equal semi-annual installments on April 15 and October 15 each year.  On or after April 15, 2016, the Company has the option to redeem the 2020 Notes at a price ranging from 103.5% to 100% of face value, with the rate decreasing based on the length of time the 2020 Notes are outstanding, and prior to April 15, 2016, the Company may redeem the 2020 Notes at 100% of face value plus a “make whole” premium.

The 2020 Indenture provides that in the event of a change of control of the Company, as defined therein, each holder of the 2020 Notes will have the right to cause the Company to repurchase some or all of its 2020 Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.  In addition, the 2020 Indenture requires the Company to comply with certain reporting and other covenants.

6.25% Senior Notes due 2022

In November 2012, the Company issued an aggregate principal amount of $500 million 6.25% senior notes maturing on November 15, 2022 (“2022 Notes”).  The 2022 Notes were issued pursuant to an indenture dated November 14, 2012, between the Company and Computershare Trust Company, N.A., as trustee ( “2022 Notes Indenture”).  The 2022 Notes are direct, senior obligations of the Company and are not secured by any mortgage, pledge or charge.

Interest on the 2022 Notes is payable in arrears in equal semi-annual installments on May 15 and November 15 each year.  On or after November 15, 2017, the Company has the option to redeem the 2022 Notes at a price ranging from 103.125% to 100% of face value, with the rate decreasing based on the length of time the 2022 Notes are outstanding, and prior to November 15, 2017, the Company may redeem the 2022 Notes at 100% of face value plus a “make whole” premium.

The 2022 Indenture provides that in the event of a change of control of the Company, as defined therein, each holder of the 2022 Notes will have the right to cause the Company to repurchase some or all of its 2022 Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.  In addition, the 2022 Indenture requires the Company to comply with certain reporting and other covenants.

DIVIDENDS

To date, New Gold has not paid dividends on its shares.  The Company currently intends to retain future earnings, if any, for use in its business and does not, at this time, anticipate paying dividends on its shares.  Any determination to pay any future dividends will remain at the discretion of the Company’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value, of which 476,867,422 common shares were issued and outstanding at March 26, 2013.  Holders of common shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings.  Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election.

Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefore and, on the liquidation, dissolution or winding up of the Company, are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation.  The common shares do not carry any pre-emptive, subscription, redemption or conversion rights.

The Company also has options, warrants and notes outstanding. See the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2012 for additional information regarding the Company’s convertible securities.

On March 23, 2012 New Gold adopted a shareholder rights plan (“Plan”) to provide the Board of directors with more time to consider alternatives in the event of a takeover bid for the common shares of New Gold.  A copy of the Plan is available under the Company’s profile on SEDAR at www.sedar.com.  The record date for the distribution of the rights to shareholders was April 2, 2012 and the Plan was ratified by shareholders on May 2, 2012.

Ratings

Below are the ratings for New Gold’s corporate debt as at December 31, 2012:

•	Standard & Poor’s Ratings Services: BB- (Recovery Rating: 3)

•	Moody’s Investors Service: B2 (LGD4)

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities; an indication of the likelihood of repayment for an issue of securities; and an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings are not assurances of credit quality or exact measures of the likelihood of default.

Standard & Poor’s Ratings Services (“S&P”) credit ratings are on a rating scale ranging from AAA to D, which represents the range from highest to lowest quality. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. S&P’s rating is a forward looking opinion about credit risk and assesses the credit quality of the individual debt issue and the relative likelihood that the issuer may default.  The BB- rating is ranked seventh out of S&P’s twelve major rating categories. According to the S&P rating system, debt securities rated BB- are less vulnerable in the near-term but face major ongoing uncertainties to adverse business, financial and economic conditions.  In addition S&P’s uses a scale of 1+ to 6 for recovery ratings, which represent the range, from high to low, of the percentage of principal and unpaid accrued interest that an investor may expect to receive in the case of default. A “3” recovery rating ranks fourth out of S&P’s seven recovery rating categories, and indicates S&P’s expectation of meaningful (50% -70%) recovery in a default scenario.

Moody’s Investors Service (“Moody’s”) credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality. The generic rating classifications from Aa through Caa may be modified by the numerical modifiers 1, 2 and 3. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic category. According to Moody’s, a rating of B2 is the sixth highest of nine major categories. Obligations rated B2 are considered speculative and subject to high credit risk.  In addition, Moody’s uses a loss given default (“LGD”) assessment scale of 1 to 6, which represents Moody’s opinion about expected loss, given default on fixed income obligations, expressed as a percent of principal and accrued interest at the resolution of the default.  A LGD4 ranks fourth out of Moody’s six LGD assessment categories, and indicates a ≥50% to >70% difference between value received at default resolution and principal outstanding and accrued interest due at resolution.

The credit ratings for New Gold’s corporate debt are based on, among other things, information furnished to the above ratings agencies by the Company and information obtained by the ratings agencies from publicly available sources. The credit ratings are not recommendations to buy, sell or securities since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings given to New Gold’s corporate debt may not reflect the potential impact of all risks on the value of debt instruments, including risks related to market or other factors discussed in this Annual Information Form. See also “Risk Factors”.

MARKET FOR SECURITIES

Trading Price and Volume

Common Shares

The common shares of the Company are listed and posted for trading on the TSX and the NYSE MKT in each case under the symbol “NGD”. The following table contains information relating to the trading of the common shares in Canadian dollars on the TSX for the months indicated.

2012	High (C$)	Low (C$)	Volume
January	12.12	9.95	28,863,016
February	12.41	10.99	27,767,494
March	11.78	9.01	62,152,540
April	10.22	8.82	24,648,277
May	9.48	7.20	31,427,806
June	10.70	9.29	34,268,658
July	10.58	9.19	19,267,429
August	11.26	9.63	27,824,582
September	12.50	10.63	42,209,412
October	12.38	11.13	24,783,162
November	11.85	9.51	35,430,777
December	11.16	10.10	20,029,284

The price of the common shares as quoted by the TSX at the close of business on December 30, 2012, the last trading day prior to year end was C$11.01 and on March 26, 2013 was C$9.29.

Series A Warrants

The Company’s Series A Warrants are listed and posted for trading on the TSX under the symbol “NGD.WT.A”.  Holders are entitled to purchase one common share for C$15.00 for each warrant held.  These warrants expire June 28, 2017.  As at March 26, 2013 there were 27,849,865 Series A Warrants outstanding. The following table contains information relating to the trading of the Company’s Series A Warrants in Canadian dollars on the TSX for the months indicated.

2012	High (C$)	Low (C$)	Volume
January	4.29	3.30	876,032
February	4.23	3.72	714,501
March	3.94	3.10	535,090
April	3.54	2.97	384,586
May	3.20	2.22	999,321
June	3.39	2.92	392,509
July	3.34	2.75	459,107
August	3.30	2.90	1,127,276

2012	High (C$)	Low (C$)	Volume
September	3.85	3.02	1,170,085
October	3.70	3.14	683,306
November	3.37	2.53	967,328
December	2.93	2.52	943,642

The price of the Series A Warrants as quoted by the TSX at the close of business on December 30, 2012, the last trading day prior to year end was C$2.87 and on March 26, 2013 was C$2.05.

[Remainder of Page Internationally Blank]

DIRECTORS AND OFFICERS

The names, positions or offices held with the Company, province/state and country of residence, and principal occupation of the directors and executive officers of the Company as at March 26, 2013 are set out below.  In addition, the principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in their biographies.

As at March 26, 2013, directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 13,470,919 common shares of the Company, representing approximately 2.8% of its issued and outstanding shares.

The term of each director of the Company expires at the annual general meeting of shareholders, where they can be nominated for re-election.  The Company’s officer hold their office at the discretion of the board, but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint officers and committees.

DAVID EMERSON British Columbia, Canada Director since: July 1, 2012 Independent
David Emerson P.C., OBC is a Corporate Director, Public Policy Advisor and serves as a senior advisor to CAI Managers, a private equity fund. He has served as a minister in the Government of Canada including Minister of Foreign Affairs, Minister of International Trade and Minister of Industry. He has also held a number of senior positions in the public service in British Columbia. In the private sector, he was President and CEO of Canfor Corporation, President and CEO of the Vancouver International Airport Authority and Chairman and CEO of Canadian Western Bank. Mr. Emerson serves on the boards of directors of Finning International Inc., Stantec Inc. and is Chair of Maple Leaf Foods Inc.  In addition, Mr. Emerson is Co-chair, Prime Minister’s Advisory Committee on the Public Service. Mr. Emerson is a recipient of the Order of British Columbia and the Peter Lougheed Award of Excellence in Public Policy.  Mr. Emerson holds bachelors and masters degrees in economics from the University of Alberta and a doctorate in Economics from Queen’s University. Mr. Emerson’s principal occupation is as a corporate director and public policy advisor.

JAMES ESTEY Ontario, Canada Director since: July 8, 2008 Independent
James Estey is the retired Chairman of UBS Securities Canada Inc. and has over 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, and in 2002 he was appointed President and Chief Executive Officer of UBS Securities Canada. In January 2008, Mr. Estey assumed the role of Chairman.  He serves on the boards of Range Royalty Management Ltd. and Gibson Energy Inc.  He also serves on the boards of The Estey Centre for Law and Economics in International Trade and St. Clements School and is on the Advisory Board of the Edwards School of Business.  Mr. Estey’s principal occupation is as a Corporate Director.

ROBERT GALLAGHER British Columbia, Canada Director since: June 30, 2008 Non-Independent
Robert Gallagher’s principal occupation is President and Chief Executive Officer of New Gold.  Mr. Gallagher has worked in the mining industry for over 35 years and spent 15 years with Placer Dome Inc. and from August 2000 to December 2007 with Newmont Mining Corporation, most recently as Vice President, Operations, Asia Pacific.  Before the June 2008 business combination of Peak Gold, Metallica and New Gold, Mr. Gallagher was the President and Chief Executive Officer of Peak Gold from February 2008.

VAHAN KOLOLIAN Ontario, Canada Director since: June 1, 2009 Independent
Vahan Kololian is the founder and Managing Partner of TerraNova Partners LP, which invests in the industrial, services and resource sectors. Mr. Kololian started his career in investment banking in 1980 with Burns Fry Limited (now BMO Nesbitt Burns). From 1990 to 2000, he was co-founder and President of Polar Capital Corporation and from 2002 to 2011, he was Chairman of KK Precision Inc., a private engineering and manufacturing company.  Mr. Kololian also serves on the board of Manicouagan Minerals Inc., a public mineral exploration company.  Mr. Kololian holds BA and LL.B. degrees.  Mr. Kololian is also co-founder and Chairman of the Mosaic Institute, whose purpose is to bring together and promote dialogue among Canadians of differing ethnicities whose homelands are in conflict with one another. Mr. Kololian’s principal occupation is Managing Partner of TerraNova Partners LP.

MARTYN KONIG Jersey, British Isles Director since: June 1, 2009 Independent
Martyn Konig has over 30 years of experience in investment banking and the commodity markets as well as extensive experience in the natural resource sector. Mr. Konig’s principal occupation is Chief Investment Officer for T Wealth Management SA, the private family office for partners and senior management of the Trafigura Group.  Mr. Konig was Executive Chairman and President of European Goldfields Limited until its acquisition by Eldorado Gold Corp. in February 2012 and was Chief Executive Officer of the Blackfish Capital Group from 2005 until August 2009. Mr. Konig was a main Board Director of NM Rothschild and Sons Ltd. for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the Chartered Institute of Bankers.

PIERRE LASSONDE Ontario, Canada Director since: June 30, 2008 Independent
Pierre Lassonde is the Chairman of Franco-Nevada Corporation. He formerly served as President of Newmont Mining Corporation from 2002 to 2006 and resigned as a director and Vice Chairman of Newmont effective as at November 30, 2007. Previously Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Franco-Nevada Corporation.  Mr. Lassonde’s principal occupation is Chairman of Franco-Nevada Corporation.

RANDALL OLIPHANT Ontario, Canada Director since: June 1, 2009 Non-Independent
Randall Oliphant’s principal occupation is Executive Chairman of New Gold.  Mr. Oliphant is on the Advisory Board of Metalmark Capital LLC (formerly Morgan Stanley Capital Partners), and serves on the boards of WesternZagros Resources Ltd. and Franco-Nevada Corporation. Since 2003, Mr. Oliphant has served on the boards of a number of public and private companies and not-for-profit organizations. From 1999 to 2003, he was the President and Chief Executive Officer of Barrick Gold Corporation.  From 2006 to 2009, he was Chairman of Western Goldfields Inc.  Until the spring of 2011 he was also President and Chief Executive Officer of Silver Bear Resources Inc. of which he remains a director. Mr. Oliphant is a Chartered Accountant.

RAYMOND THRELKELD North Carolina, United States Director since: June 1, 2009 Independent
Raymond Threlkeld has over 32 years of mineral industry experience.  Mr. Threlkeld’s principal occupation is President and Chief Executive Officer of Rainy River Resources Ltd. From 2005 to 2009, Mr. Threlkeld was the Chief Operating Officer of Silver Bear Resources Inc.  From 2006 to 2009, he was the President and Chief Executive Officer of Western Goldfields Inc. From 1996 to 2005 Mr. Threlkeld held various senior management positions in precious metal mine development with Barrick Gold Corporation and Coeur d’Alene Mines Corporation including the development of the Pierina Mine in Peru, the Bulyanhulu Mine in Tanzania and the Veladero Mine in Argentina. Mr. Threlkeld has had exploration acquisition success in the Western United States in addition to his management and project development experience.

BRIAN PENNY Ontario, Canada Executive Vice President and Chief Financial Officer
Mr. Penny has over 25 years’ experience in mine finance and accounting. He has been the Executive Vice President and Chief Financial Officer of the Company since June 2009.  He was the Chief Financial Officer of Western Goldfields from 2006 to 2009. From 2005 to spring 2012, Mr. Penny was also the Chief Financial Officer of Silver Bear Resources Inc. From 2004, Mr. Penny was a Director of and chaired the Audit Committee of Equinox Minerals Limited until the acquisition of the company by Barrick in 2012. Mr. Penny was the Chief Financial Officer of Kinross Gold Corporation 1993 – 2004. Mr. Penny is a Certified Management Accountant.  Mr. Penny’s principal occupation is Executive Vice President and Chief Financial Officer of New Gold.

JOHN MARSHALL British Columbia, Canada Vice President, Human Resources
Mr. Marshall has over 23 years’ experience in human resources spanning the energy, semiconductor and banking industries. He was previously the Director of Worldwide Human Resource Operations for PMC-Sierra Inc. where he managed human resources operations for employees in over 10 countries. Prior to PMC-Sierra, Mr. Marshall held various human resources roles at Duke Energy, Westcoast Energy and NatWest Group plc.  Mr. Marshall’s principal occupation is Vice President, Human Resources of New Gold.

ERNEST MAST British Columbia, Canada Vice President Operations
Ernie has over 23 years’ experience in mining throughout the Americas. Most recently, Ernie was President and Chief Executive Officer of Minera Panama, a subsidiary of Inmet Mining Corporation, where he headed up Inmet's major development project in Panama. Prior to working with Inmet, Ernie worked with Xstrata and its preceding companies for 20 years in various positions including President and General Manager of the Falcondo operations in the Dominican Republic. Ernie holds Bachelor's and Master's degrees in Metallurgical Engineering and is a registered Professional Engineer.  Mr. Mast’s principle occupation is Vice President, Operations of New Gold.

MARK PETERSEN Colorado, United States Vice President, Exploration
Mr. Petersen is an economic geologist with over 28 years’ mining industry experience in the Americas. Previously, Mr. Petersen held the position of Vice President of Exploration for Metallica Resources Inc., where he was responsible for leading the exploration and development of the Cerro San Pedro project in Mexico, acting as the company’s technical liaison for the El Morro joint venture project in Chile, developing and managing a portfolio of earlier stage exploration projects in Chile, Brazil, and Alaska, and directing generative exploration work throughout the Americas. Prior to his term with Metallica, Mr. Petersen held positions as an exploration geologist with Lac Minerals Inc. and predecessor companies Bond Gold Inc. and St. Joe Gold Inc.  Mr. Petersen’s principal occupation is Vice President, Exploration of New Gold.

HANNES PORTMANN Ontario, Canada Vice President, Corporate Development
Mr. Portmann has been working with mining companies in a financial capacity since his career began. Before joining Western Goldfields in 2008 he was part of the Merrill Lynch Investment Banking Mining Group, where he worked in an advisory role on merger and acquisition mandates as well as equity and debt offerings. Previously, Mr. Portmann held roles in both the assurance and advisory practices of PricewaterhouseCoopers LLP. Mr. Portmann holds a Bachelor of Science in Mining Engineering from Queen’s University, a Masters of Management and Professional Accounting from the Rotman School of Management, University of Toronto and is a Canadian Chartered Accountant.  Mr. Portmann’s principal occupation is Vice President, Corporate Development of New Gold.

SUSAN TOEWS British Columbia, Canada Vice President, Legal Affairs and Corporate Secretary
Ms. Toews has over 18 years’ corporate, securities legal experience and was previously Corporate Secretary of Peak Gold Ltd.  She was also previously General Counsel at egX Canada, an emerging marketplace working toward the securitization of real estate assets and Senior Legal Counsel with the British Columbia Securities Commission (BCSC).  She was the BCSC representative on the Canadian Securities Administrators committee that developed the national rule on disclosure of corporate governance, corporate governance guidelines and the national rule on auditor oversight. Ms. Toews holds a Bachelor of Arts (Hons.) from the University of Victoria, and a Bachelor of Laws from the University of Saskatchewan. Ms. Toews principal occupation is Vice President, Legal Affairs and Corporate Secretary of New Gold.

Standing Committees of the Board

There are currently four standing committees of the Board: the Audit Committee, the Compensation Committee; the Corporate Governance and Nominating Committee, and the Health, Safety, Environment and Corporate Social Responsibility Committee.  The following table identifies the members of each of these Committees:

Board Committee	Committee Members	Status
Audit Committee	James Estey (Chair)	Independent
	David Emerson	Independent
	Martyn Konig	Independent
Compensation Committee	Martyn Konig (Chair)	Independent
	James Estey	Independent
	Pierre Lassonde	Independent
Corporate Governance and Nominating Committee	David Emerson (Chair)	Independent
	Vahan Kololian	Independent
	Pierre Lassonde	Independent
Health, Safety, Environment and Corporate Social Responsibility Committee	Raymond Threlkeld (Chair)	Independent
	Vahan Kololian	Independent
	Martyn Konig	Independent

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, or within 10 years prior to the date of this Annual Information Form has been, a director, chief executive officer or chief financial officer of any company (including New Gold) that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, (i) is, or within 10 years prior to the date of this Annual Information Form has been, a director or executive officer of any company (including New Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Kololian who was a board member (but had previously resigned from the board) of a business services company that filed for voluntary bankruptcy on or about June 23, 2010; or (ii) has, within 10 years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers the Company also serve as directors or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Randall Oliphant and Pierre Lassonde are currently directors of Franco-Nevada Corporation which holds a royalty interest in New Gold’s Mesquite Mine and Cerro San Pedro Mine. The Company has adopted a Code of Business Conduct and Ethics that addresses potential conflicts of interest.

Audit Committee

Audit Committee Charter

The Company’s Audit Committee Charter is set out in full in Schedule “A”.

Composition of the Audit Committee

The following directors are members of the Audit Committee as at March 26, 2013:

James Estey (Chair)	Independent (1)	Financially literate (2)
David Emerson	Independent (1)	Financially literate (2)
Martyn Konig	Independent (1)	Financially literate (2)

(1)
A member of an Audit Committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

(2)
An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

-  -

Relevant Education and Experience

The education and experience of each Audit Committee member relevant to the performance of his responsibilities as a member of the Audit Committee is described below:

James Estey,the Chairman of the Audit Committee, has over 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, and in 2002 he was appointed President and Chief Executive Officer of UBS Securities Canada. In January 2008, Mr. Estey assumed the role of Chairman.  He serves on the boards of Range Royalty Management Ltd. and Gibson Energy Inc.  He also serves on the boards of The Estey Centre for Law and Economics in International Trade and St. Clements School and is on the Advisory Board of the Edwards School of Business.

David Emerson P.C., OBC is a Corporate Director, Public Policy Advisor and serves as a senior advisor to CAI Managers, a private equity fund. He has served as a minister in the Government of Canada including Minister of Foreign Affairs, Minister of International Trade and Minister of Industry. He has also held a number of senior positions in the public service in British Columbia. In the private sector, he was President and CEO of Canfor Corporation, President and CEO of the Vancouver International Airport Authority and Chairman and CEO of Canadian Western Bank. Mr. Emerson serves on the boards of directors of Finning International Inc., Stantec Inc. and is Chair of Maple Leaf Foods Inc.  In addition, Mr. Emerson is Co-chair, Prime Minister’s Advisory Committee on the Public Service. Mr. Emerson is a recipient of the Order of British Columbia and the Peter Lougheed Award of Excellence in Public Policy.  Mr. Emerson holds bachelors and masters degrees in economics from the University of Alberta and a doctorate in Economics from Queen’s University.

Martyn Konig has over 30 years of experience in investment banking and the commodity markets as well as extensive experience in the natural resource sector. Mr. Konig is Chief Investment Officer for T Wealth Management SA, the private family office for partners and senior management of the Trafigura Group.  Mr. Konig was Executive Chairman and President of European Goldfields Limited until its acquisition by Eldorado Gold Corp. in February 2012 and was Chief Executive Officer of the Blackfish Capital Group from 2005 until August 2009. Mr. Konig was a main Board Director of NM Rothschild and Sons Ltd. for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the Chartered Institute of Bankers.

Pre-Approval Policies and Procedures

The Committee is responsible for the pre-approval of all audit, audit-related and non-audit services provided by the independent auditor.  The Chair of the Committee is responsible for proper implementation of and compliance with this policy. In accordance with this policy, 100% of external auditor services described below were pre-approved by the Audit Committee.  The Committee has delegated to the Chair the authority to pre-approve proposals for non-audit related services to be provided by the Company’s auditors up to a value of C$100,000, and to report any such approvals to the Committee as a whole at the next Committee meeting.

External Auditor Service Fees (by category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Years Ending December 31	Audit Fees(1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
2012	C$1,974,978	C$210,000	C$75,456	nil
2011	C$1,782,600	C$386,450	C$118,151	nil

(1)	The aggregate fees billed for the performance of the audit or review of the Company’s financial statements.
(2)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	The aggregate fees billed for services other than as set out under Audit Fees, Audit Related Fees, or Tax Fees.

Deloitte LLP are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. New Gold does not believe that adverse decisions in any other pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reason therein, will have a material effect on its financial condition or future results of operations.  Legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or other regulatory actions are described below.

The Chilean Environmental Permitting Authority ("Servicio de Evaluación Ambiental" or "SEA") approved the El Morro Project’s environmental permit in March 2011.  However, a constitutional action was filed against the SEA in May 2011 by the Comunidad Agricola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit.  Sociedad Contractual Mineral El Morro (“El Morro”), the Chilean company jointly held by the Company and Goldcorp, which owns and operates the El Morro Project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit.  In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that the SEA had not adequately consulted or compensated the indigenous people that form the CAHA.  SEA and El Morro appealed the ruling; however, the ruling was confirmed by the Supreme Court of Chile on April 27, 2012.  Based on the Supreme Court’s decision, El Morro immediately suspended all project field work being executed under the terms of the environmental permit.  On June 22, 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean Court.  It is anticipated the consultation process could be completed by late 2013.  During the period of temporary suspension, Goldcorp’s focus in on supporting the advancement of the consultation process, evaluating potential future exploration targets and optimizing project economics including sourcing a long-term power supply.

New Gold owns 100% of the Cerro San Pedro Mine through the Mexican Company, MSX.    In March 2011, the municipality of Cerro De San Pedro approved a new municipal land use plan, after public consultation, which clearly designates the area of the Cerro San Pedro Mine for mining.  New Gold believes this plan resolves any ambiguity regarding land use in the area in which the Cerro San Pedro Mine is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the Mine.  In April 2011, MSX filed a request for a new EIS based on the New Municipal Plan and on August 5, 2011 a new EIS was granted by SEMARNAT.

On January 13, 2010, the Company received a Statement of Claim filed by Barrick Gold Corporation in the Ontario Superior Court of Justice, against the Company, Goldcorp Inc. and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata Copper Chile S.A. and its affiliated subsidiaries as defendants. The claim related to the exercise by Datawave Sciences Inc., a wholly owned subsidiary of the Company, of its right of first refusal with respect to the El Morro Project. A trial took place over approximately eight weeks in June 2011 and October 2011, with written closing arguments exchanged in December 2011 and January 2012, and oral closing arguments completed in early February 2012. The trial judge’s decision on all issues was publicly released on June 27, 2012. All claims made by Barrick were dismissed, affirming the defendants’ position that the exercise of the right of first refusal was valid. Barrick did not appeal the decision.

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this Annual Information Form, since January 1, 2009 no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Investor Services Inc. Transfers may be effected and registration facilities are maintained at each of the following offices: (i) 510 Burrard Street, Vancouver, British Columbia, V6C 2T5; and (ii) 100 University Avenue, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recently completed financial year or prior financial year which are still in force and effect and which may reasonably be regarded as presently material other than as set out below:

•	Acquisition and Funding Agreement dated January 6, 2010 between New Gold Inc., Datawave Sciences Inc., Inversiones El Morro Limitada and Goldcorp Inc.

•
Credit Agreement dated December 14, 2010, as subsequently amended on March 23, 2012, August 14, 2012, November 8, 2012, February 28, 2013 and March 8, 2013, between Peak Gold Ltd., Metallica Resources Inc. and Western Goldfields Inc. (as Borrowers) and New Gold Inc. (as Guarantor) and Scotia Capital (as Joint Lead Arranger and Joint Book Runner) and The Bank of Nova Scotia (as Administrative Agent) and Commonwealth Bank of Australia (as Joint Lead Arranger, Joint Book Runner and Syndication Agent) and Unicredit Bank AG (as Documentation Agent) and The Bank of Nova Scotia, Commonwealth Bank of Australia, Unicredit Bank AG, Royal Bank of Canada and JPMorgan Chase Bank, N.A. (as Lenders) described under the heading “General Development of the Business - Developments - Financial”.

•	Purchase Agreement between New Gold Inc. and J.P. Morgan Securities LLC dated April 2, 2012 relating to the 7.00% Senior Notes.

•	Indenture dated as of April 5, 2012 among New Gold Inc., the guarantors named on the signature pages and Computershare Trust Company, N.A., as trustee 7.00% Senior Notes due 2020

•	Purchase Agreement between New Gold Inc. and J.P. Morgan Securities LLC dated November14, 2012 relating to the 6.25% Senior Notes.

•	Indenture dated as of November 14, 2012 among New Gold Inc., the guarantors named on the signature pages and Computershare Trust Company, N.A., as trustee 6.25% Senior Notes due 2020

[Remainder of Page Internationally Blank]

INTERESTS OF EXPERTS

The following table sets out the individuals who were the Qualified Persons as defined by NI 43-101 in connection with the technical reports for the Company’s mines and development projects on a property material to the Company set out opposite their name(s). Each of the technical reports listed below are available under the Company’s profile on SEDAR at www.sedar.com  and a summary of the reports is contained in this Annual Information Form under “Description of the Business – Mineral Properties”.

Mineral Property and Title of Technical Report	Qualified Person(s)
Mesquite Mine Technical Report on the Mesquite Mine, Brawley, California dated February 26, 2010	Mr. Wayne W. Valliant, P. Geo., and Principal Geologist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. Holger Krutzelmann, P. Eng. and Principal Metallurgist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. Richard J. Lambert, P.E., and Principal Mining Engineer of RPA (USA) Ltd (formerly Roscoe Postle Associates, Inc.)
Cerro San Pedro Mine Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico dated February 16, 2010 and amended March 22, 2010	Mr. Holger Krutzelmann, P. Eng. and Principal Metallurgist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. Christopher Moreton, Ph.D. and P. Geo., and Senior Consulting Geologist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. Richard J. Lambert, P.E., and Principal Mining Engineer of RPA (USA) Ltd (formerly Roscoe Postle Associates, Inc.)
Peak Gold Mines Technical Report on Peak Gold Mines, New South Wales, Australia, dated March 25, 2013	Mr. Richard J. Lambert, P.E., and Principal Mining Engineer of RPA (USA) Ltd
Mr. Ian T. Blakley, P.Geo. and Principal Geologist and Vice-President and General Manager of RPA UK Ltd
New Afton Mine Technical Report on the New Afton Project, British Columbia, Canada, dated December 31, 2009	Mr. David Rennie, P. Eng., and Principal Geologist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. R. Dennis Bergen, P. Eng., and Associate Principal Mining Engineer for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. Kevin C. Scott, P. Eng, formerly Principal Metallurgist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)

Mineral Property and Title of Technical Report	Qualified Person(s)
Blackwater Project Technical Report on Preliminary Economic Assessment for the Blackwater Project, dated August 28, 2012	Mr. Ronald G. Simpson, P Geo., and Professional Geoscientist for GeoSim Services Inc.
Mr. Herbert E. Welhener, MMSA – QPM, and Principle Mining Engineer for Independent Mining Consultants Inc.
Mr. Bruno Borntraeger, P. Eng., and Specialist Engineer/Project Manager for Knight Piésold Ltd.
Mr. Ignacy (Tony) Lipiec, P. Eng, and Professional Manager for AMEC Americas Limited.
Mr. Ramon Mendoza Reyes, P Eng., and Principle Mining Engineer for AMEC Americas Limited.
El Morro Project Technical Report on the El Morro Project, Region III, Chile, dated March 26, 2012	Mr. Richard J. Lambert, P.E., and Principal Mining Consultant for Roscoe Postle Associates, Inc.
Mr. Neil N. Gow, P. Geo, and an Associate Consulting Geologist for Roscoe Postle Associates, Inc.
Mr. A. Paul Hampton, P. Eng. and an Associate Consulting Geologist for Roscoe Postle Associates, Inc.
Mr. Lee P. Gochnour, MMSA QP, and an Environmental Scientist for Roscoe Postle Associates, Inc.

Mark Petersen, Vice President, Exploration, New Gold Inc., who is a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this Annual Information Form, including New Gold’s Mineral Reserve and Mineral Resource Estimates as at December 31, 2012.

Other than Mr. Petersen, who is an employee of the Company, none of the Qualified Persons held any securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports.

At no time has Mr. Petersen held an interest in the Company’s securities representing more than 1% of the Company’s issued and outstanding common shares.

None of the Qualified Persons listed above received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

Other than Mr. Petersen, who is an employee of the Company, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

[Remainder of Page Internationally Blank]

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

Audit Committee Charter (“Charter”)

1.	Purpose and Authority

The Audit Committee ("Committee") is a committee of the Board of Directors ("the Board"). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the integrity of the financial statements of New Gold Inc. (the “Company"), compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management has established and the overall responsibility for the Company's external and internal audit processes including the external auditors qualifications, independence and performance.

The Committee shall have the authority and funding to retain independent legal, accounting and other consultants to advise the Committee. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisers employed by the Committee and to the independent auditor employed by the Company for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities, the Committee shall maintain an open communication between the Company's external auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member's duties as a member of the Board.

The Committee has the duty to review and ensure that the Company's financial disclosures are complete, accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, resolve disagreements, if any, between management and the external auditor, and review compliance with laws and regulations and the Company's own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

2.	Membership and Composition

The Committee shall consist of at least three independent Directors who shall serve on behalf of the Board. The members shall be appointed annually by the Board and shall meet the independence, financial literacy and experience requirements of the applicable exchanges, National Instrument 52-110, the U.S. Sarbanes-Oxley Act of 2002 and other regulatory agencies as required.

Financial literacy requires that all members of the Committee shall have the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member of the Committee shall be able to analyze and interpret a full set of financial statements, including the notes attached, in accordance with Canadian generally accepted accounting principles and at least one member of the Committee shall qualify and be designated as the Audit Committee Financial Expert as determined in the judgment of the Board with reference to applicable law and stock exchange rules.

A majority of Members will constitute a quorum for a meeting of the Committee.

The Board will appoint one Member to act as the Chair of the Committee. In his or her absence, the Committee may appoint another person provided a quorum is present. The Chair will appoint a Secretary of the meeting, who need not be a member of the committee and who will maintain the minutes of the meeting.

3.	Meetings

At the request of the external auditor, the Chair of the Board, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chair will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chair, with the assistance of the Chief Financial Officer, will ensure that the agenda and meeting materials are distributed in a timely manner.

The Committee shall meet regularly and at least on a quarterly basis.

The Committee shall hold in camera sessions after each regularly scheduled meeting (or as otherwise may be required) without the presence of management at each meeting.

4.	Duties and Responsibilities

The Committee shall take charge of all responsibilities imparted on an audit committee of the Company, as they may apply from time to time, under the British Columbia Business Corporations Act, National Instrument 52-110, the U.S. Sarbanes Oxley Act and stock exchange rules.  The duties and responsibilities of the Committee include the following:

4.1	Financial Reporting and Disclosure

a.	Review and discuss with management and the external auditor at the completion of the annual examination:

i.	the Company's audited financial statements and related notes;

ii.	the external auditor's audit of the financial statements and their report;

iii.	any significant changes required in the external auditor's audit plan;

iv.	any serious difficulties or disputes with management encountered during the course of the audit; and

v.	other matters related to the conduct of the audit, which are to be communicated to the Committee under International Financial Reporting Standards.

b.	Review and discuss with management and the external auditor at the completion of any review engagement or other examination, the Company's quarterly financial statements.

c.
Review, discuss with management the annual reports, the quarterly reports, the Management Discussion and Analysis ("MD&A"), Annual Information Form, 40-F, prospectus, financial press releases and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board for approval.

d.
Review and discuss with management any guidance being provided to shareholders on the expected future results and financial performance of the Company and provide their recommendations on such documents to the Board.

e.
Inquire of the auditors the quality and acceptability of the Company's accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

f.
 Review the Company's compliance with any policies and reports received from regulators. Discuss with management and the independent auditor the effect on the Company's financial statements of significant regulatory initiatives.

g.
Meet with the external auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Audit Committee.

h.
Ensure that management has the proper and adequate  system and procedures are in place for the review of the Company's financial statements, financial reports and other financial information including all Company disclosure of financial information extracted or derived from the Company’s financial statements, and that they satisfy all legal and regulatory requirements. The Audit Committee shall periodically assess the adequacy of such procedures.

i.
Review with the Company's counsel, management and the independent auditors any legal or regulatory matter, including reports or correspondence, which could have a material impact on the Company's financial statements or compliance policies.

j.
Based on discussions with the independent auditor concerning the audit, the financial statement review and such other matters as the Committee deems appropriate, recommend to the Board the filing of the audited annual and unaudited quarterly financial statements and MD&A on SEDAR and the inclusion of the audited financial statements in the Annual Report on Form 40-F.

4.2	External Auditor

a.
Be responsible for the recommendation to Board and the shareholders for the appointment of the Company's independent auditor and for the compensation, retention and oversight of the work of the independent auditor employed by the Company. The independent auditor shall report directly to the Committee. The Audit Committee shall be responsible to resolve any disagreements between management and the auditors regarding financial reporting.

b.	Consider, in consultation with the external auditor, the audit scope and plan of the external auditor.

c.	Approve the external auditor to be nominated, the cost of their services and review the performance of the auditor, including the lead partner of the external auditor.

d.
Confirm with the external auditor and receive written confirmation at least once per year as to the external auditor's internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the external auditor.

e.	Take reasonable steps to confirm at least annually the independence of the external auditor, which shall include:

i.
ensuring receipt from the external auditor of a formal written statement delineating all relationships between the external auditor and the Company, consistent with International Financial Reporting Standards, and determine that they satisfy the requirements of all applicable securities legislation including the U.S. Securities and Exchange Commission Independence Standards Board Standard No. 1,

ii.
considering and discussing with the external auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditor, and

iii.
approve in advance any audit or permissible non-audit related services provided by the auditor to the Company with a view to ensuring independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of all applicable securities regulations with respect to approval of non-audit related serviced performed by the auditor.

f.
Confirm that the lead audit partner for the Company's auditors has not performed audit services for the Company for more than five previous fiscal years, and otherwise ensure the rotation of the lead partner and other partners in accordance with all applicable securities laws.

g.	Review and approve the Company's hiring policies regarding partners, employees and former employees of the present and former independent auditors of the Company.

4.3	Internal Controls and Audit

a.
Review and assess the adequacy and effectiveness of the Company's systems of internal and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

b.	Assess the requirement for the appointment of an internal auditor for the Company.

c.
Inquire of management and the external auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems. In addition, inquire of management and the external auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

d.
Review disclosures made to the Committee by the Company's CEO and CFO during their certification process required under applicable Canadian and United States security regulations. Review any significant deficiencies in the design and operation of disclosure controls and procedures and any fraud involving management or other employees who have a significant role in the Company's internal controls.

4.4	General

a.
Conduct an ongoing review of any transaction now in effect, and review and approve in advance any proposed transaction, that could be within the scope of "related party transactions" as such term is defined in the applicable securities regulations, and establish appropriate procedures to receive material information about and prior notice of any such transaction.

b.
Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

c.
The Committee shall have the power to conduct or authorize investigations into any matter within the scope of this Charter. It may request any officer or employee of the Company, its external legal counsel or external auditor to attend a meeting of the Committee or to meet with any member(s) of the Committee.

d.	Review the qualifications of the accounting and financial personnel.

e.	Perform any other activities consistent with this Charter, the Company's Articles and governing law, as the Committee or the Board deems necessary or appropriate.

4.5	Oversight Function

While the Committee has the responsibilities and powers set out in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate or are in accordance with the International Financial Reporting Standards (IFRS) and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Corporation, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Corporation's financial information or public disclosure.

5.	Chair of the Committee

The Chair of the Committee:

a.
provides leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

b.
chairs meetings of the Committee, unless not present, including in camera sessions, and reports to the Board of Directors following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

c.	ensures that the Committee meets on a regular basis and at least quarterly;

d.	in consultation with the Chair of the Board and the Committee members, establishes a calendar for holding meetings of the Committee;

e.	establishes the agenda for each meeting of the Committee, with input from other Committee members, the Chair of the Board, and any other parties as applicable;

f.
acts as liaison and maintains communication with the Chair of the Board and the Board to optimize and co-ordinate input from Board members, and to optimize the effectiveness of the Committee. This includes reporting to the full Board on all proceedings and deliberations of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable;

g.	reports annually to the Board on the role of the Committee and the effectiveness of the Committee role in contributing to the objectives and responsibilities of the Board as a whole;

h.	ensures that the members of the Committee understand and discharge their duties and obligations;

i.	fosters ethical and responsible decision making by the Committee and its individual members;

j.	together with the Corporate Governance and Nominating Committee, oversees the structure, composition, membership and activities delegated to the Committee from time to time;

k.	ensures that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently and pre-approves work to be done for the Committee by consultants;

l.	facilitates effective communication between members of the Committee and management;

m.	addresses all concerns communicated to him under the Company’s Whistleblower Policy and Code of Ethics;

n.	performs such other duties and responsibilities as may be delegated to the Chair by the Board of Directors from time to time.

The Charter will be reviewed annually to reassess its adequacy and any recommended changes will be submitted to the Board for approval.

Last reviewed and approved by the Board on February 28, 2013.

SCHEDULE “B”
DEFINITIONS

Unless otherwise defined, technical terms used in this Annual Information Form have the following meanings.  CIM Standards Definitions are marked with an asterisk (*).

Term	Definition
atomic absorption (AA)	A spectroanalytical procedure for the quantitative determination of chemical elements employing the absorption of optical radiation (light) by free atoms in the gaseous state.
alluvial	Material which has been placed by the action of surface water.
alteration	Change in the mineralogical composition of a rock, typically brought about by the action of hydrothermal solutions.
amphibolite	A metamorphic rock consisting mainly of a amphibole and some plagioclase.
andesite	An extrusive igneous, volcanic rock of intermediate composition, with aphanitic to porphyritic texture.
arsenopyrite	The most common arsenic mineral and principal ore of arsenic; occurs in many sulphide ore deposits, particularly those containing lead, silver and gold .
assay	Analysis to determine the amount or proportion of the element of interest contained within a sample.
ball mill	A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder.
batholith	A very large igneous intrusion extending deep in the earth's crust.
block cave
Used to mine massive, steeply-dipping ore bodies. An undercut with haulage access is driven under the ore body, with "drawbells" excavated between the top of the haulage level and the bottom of the undercut. The drawbells serve as a place for caving rock to fall into. The ore body is drilled and blasted above the undercut, and the ore is removed via the haulage access.

block model	A three-dimensional model that forms the basic framework of a mineral resource estimate.
bornite	A brittle reddish-brown crystalline mineral with an iridescent purple tarnish, consisting of a sulphide of copper and iron.
breccia
A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners.

bullion	Gold or silver in bulk before coining, or valued by weight.
by-product	A secondary metal or mineral product that is recovered along with the primary metal or mineral product during the ore concentration process.
Cache Creek Terrane	A geologic terrane in British Columbia and southern Yukon, Canada. It consists of volcanics, carbonate rocks, coarse clastic rocks and small amounts of ultramafic rock, chert and argillite.
calc-alkalic	Rocks are rich in alkaline earths (magnesia and calcium oxide) and alkali metals and make up a major part of the crust of the earth's continents.
carbon-in-leach (CIL)
A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occurs simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren pulp, processed to remove the precious metals and finally prepared for reuse.

Cenozoic	The current and most recent of the three Phanerozoic geological eras, following the Mesozoic Era and covering the period from about 65 million years ago to the present.

Term	Definition
center-return hammer	A type of reverse circulation drilling bit and pneumatic hammer system that collects the sampled material at the operating face of the drill bit.
chalcocite	A dark gray mineral that is an important ore of copper.
chalcopyrite
A copper mineral composed of copper, iron and sulphur. It tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and is lighter in weight and harder than gold.

colluvium	Loose, unconsolidated sediments that have been deposited at the base of hillslopes by either rain-wash, sheet wash, slow continuous downslope creep, or a variable combination of these processes.
comminution	The action of reducing an ore by crushing and grinding to minute particles or fragments.
concentrate	A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated.
conventional rotary
A drilling method that produces rock chips similar to reverse circulation except that the sample is collected using a single-walled drill pipe. Air or water circulates down through the center of the drill pipe and returns chips to the surface around the outside of the pipe.

core drilling	Drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift them to the surface to be examined.
Cretaceous
A geologic period and system from circa 145 to 66 million years ago. The Cretaceous follows the Jurassic period and is followed by the Paleogene period of the Cenozoic era. It is the last period of the Mesozoic Era, and, spanning 80 million years, the longest period of the Phanerozoic Eon.

crushing	Breaking of ore into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad.
crust	The outermost solid shell of a rocky planet, which is chemically distinct from the underlying mantle.
cut-off grade	The minimum metal grade at which a tonne of rock can be processed on an economic basis.
cyanidation	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution.
direct current (DC) resistivity
Observation of electric fields caused by current introduced into the ground as a means of studying earth resistivity in geophysical exploration. Resistivity is the property of a material that resists the flow of electrical current.

decline	A downward inclined underground tunnel.
deformation	Change in the form or in the dimensions of a body produced by stress.
Devonian	A geologic period and system of the Paleozoic Era spanning from the end of the Silurian Period, about 419 million years ago, to the beginning of the Carboniferous Period, about 359 million years ago
differential flotation	Process of separation of a complex ore into two or more mineral components and gangue by flotation.
dike	A discordant tabular body of igneous rock that, when molten, was injected into a fissure that cuts across the structure of the adjacent country rocks and which usually has a high angle of dip.
dilution	The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.
diorite	A grey to dark grey intermediate intrusive igneous rock composed principally of plagioclase feldspar (typically andesine), biotite, hornblende, and/or pyroxene.
doré	Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.
drift	A horizontal tunnel generally driven within or alongside an ore body and aligned parallel to the long dimension of the ore.

Term	Definition
easement	An incorporeal right, distinct from the ownership of the soil, consisting of a liberty, privilege, or use of another's land without profit or compensation; a right-of-way.
ejido	In Mexico, a piece of land farmed communally under a system supported by the state.
electromagnetic survey	Using a geophysical method of measuring electromagnetic waves in a specific area of the earth's surface.
electrowinning	Recovery of a metal from a solution by means of electro-chemical processes.
Eocene
A major division of the geologic timescale and the second epoch of the Paleogene Period in the Cenozoic Era. The Eocene spans the time from the end of the Palaeocene Epoch to the beginning of the Oligocene Epoch. The start of the Eocene is marked by the emergence of the first modern mammals.

epithermal	A hydrothermal mineral deposit formed within about one kilometre of the Earth’s surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins.
fault	A fracture in the earth’s crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture .
feasibility study
A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable).

felsic	Silicate minerals, magma, and rocks which are enriched in the lighter elements such as silicon, oxygen, aluminium, sodium, and potassium.
fire assay	Analysis to determine the amount or proportion of the element of interest contained within a sample alloy by removal of other metals. Also known as gravimetric analysis.
flotation	A separation process in which valuable mineral particles are induced to become attached to bubbles and float, while the non-valuable minerals sink.
formation	Unit of sedimentary rock of characteristic composition or genesis.
geophysical survey	Exploration activity mapping an area showing the physics of the earth.
grade	The amount of metal in each tonne of ore, expressed as grams per tonne for precious metals.
granite	A very hard, granular, crystalline, igneous rock consisting mainly of quartz, mica, and feldspar and often used as a building stone.
granodiorite	A coarse-grained, plutonic rock containing quartz and plagioclase, between granite and diorite in composition.
gravity recovery circuit	Equipment used within a plant to recover gold from the ore using the difference in specific gravity between the gold and the host rock.
grinding (milling)	Powdering or pulverising of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing.
heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

hectares	A metric unit of area measuring 100 metres by 100 metres.
hedging	Taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change.

Term	Definition
HQ	A diamond drill core measuring 2.5 inches in diameter (6.35 centimetres).
hypogene	Producing or occurring under the surface of the earth.
Indicated Mineral Resource*
The part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inductively-coupled plasma (ICP)
Analytical technique whereby a sample is diluted and shaken, then aspirated into a high energy argon plasma where it is vaporized. The amount of light measured by the ICP for the characteristic elemental wavelengths is converted to elemental concentrations parts per million (ppm).

induced polarization (IP)	A surface-based geophysical survey method used in mineral exploration.
Inferred Mineral Resource*
The part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

infill	The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.
intrusive	Igneous rock which, while molten, penetrated into or between other rocks and solidified before reaching the surface.
lode	A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.
long-hole open stoping
A method of underground mining involving the drilling of holes up to 30 metres or longer into an ore-bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber may or may not be filled with supporting material.

low-grade	Descriptive of ores relatively poor in the metal they are mined for; lean ore.
mafic	A group of dark-colored minerals, composed chiefly of magnesium and iron, that occur in igneous rocks.
Measured Mineral Resource*
The part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

metamorphism	The process by which the form or structure of rocks is changed by heat and pressure.
mill	A processing facility where ore is finely ground and then undergoes physical or chemical treatment to extract the valuable metals. Also, the device used to perform grinding (milling).
mineral claim / property / concession	Authorizes the holder to prospect and mine for minerals and to carry out works in connection with prospecting and mining.
Mineral Reserve*
The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Term	Definition
Mineral Resource*
A concentration or occurrence of diamonds, natural, solid, inorganic or natural fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

muscovite	A phyllosilicate mineral of aluminium and potassium. It has a highly-perfect basal cleavage yielding very thin sheets, which are often highly elastic.
net cash costs	A non-GAAP financial measure calculating the costs of production, at site level, per unit of output. Includes operational costs, such as transport, refining, administration, and royalties.
net smelter return (NSR)	A type of royalty payment where the royalty owner receives a fixed percentage of the revenues of a property or operation.
NI 43-101	Canadian National Instrument NI 43-101 - A strict guideline for how public companies in Canada can disclose scientific and technical information about mineral projects.
offtake agreement
A contractual agreement for one party to supply another with a product within certain conditions such as purity, timing, and volume. It obligates the off-taker to accept the product regardless of market conditions.

open-pit mine	A mine where materials are removed entirely from a working that is open to the surface.
ore	Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.
outcrop	A rock formation that is visible on the surface.
oxidation	Reaction of a material with an oxidizer such as pure oxygen or air in order to alter the state of the material.
oxide ore
Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved.

Paleozoic
An era of geologic time that includes the Cambrian, Ordovician, Silurian, Devonian, Mississippian, Pennsylvanian and Permian periods and is characterized by the appearance of marine invertebrates, primitive fishes, land plants and primitive reptiles.

preliminary economic assessment (PEA)
A study, other than a pre-feasibility study or feasibility study, which includes an economic analysis of the potential viability of mineral resources.  The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the PEA based on these Mineral Resources will be realized.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

porphyry	A variety of igneous rock consisting of large-grained crystals, such as feldspar or quartz, dispersed in a fine-grained feldspathic matrix or groundmass.
pre-feasibility study
Preliminary assessment of project viability that usually takes place in the identification stage of the project cycle. Pre-feasibility studies generally cover the same subjects as feasibility studies, but in much less detail.

Probable Mineral Reserve*
The economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve*
The economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Term	Definition
pyrite	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.”
pyroclastic	Rocks produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent.
pyrrhotite	A brownish yellow iron sulphide mineral.
Qualified Person*
an individual who is an engineer or geoscientist with at least five years’ experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

quality assurance and quality control (QA/QC)	The process of measuring and assuring product quality to meet consumer expectations.
reclamation	The restoration of a site after mining or exploration activity is completed.
reclamation and closure costs
The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

recovered grade	Actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.
recovery
A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

refining	The final stage of metal production in which impurities are removed from the molten metal.
refractory material	Mineralized material in which the metal is not amenable to recovery by conventional cyanide methods without any pre-treatment.
reverse circulation
A drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed.

run-of-mine	Ore in its natural, unprocessed state; pertaining to ore just as it is mined.
sample	A small portion of rock, or a mineral deposit, taken so that the metal content can be determined by assaying.
scoping study	A technical and economic study conducted to investigate the approximate economics and viability of various development options for the mining and treatment of a mineral deposit.
sedimentary rocks	Secondary rocks formed from material derived from other rocks and laid down under water. Examples are limestone, shale and sandstone.
semi-autogenous (SAG) mill	A steel cylinder with steel balls into which run-of-mine material is fed. The ore is ground with the action of large lumps of rock and steel balls.
shaft	A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.
shear zone	A geological term used to describe a geological area in which shearing has occurred on a large scale.
silica
The dioxide of silicon occurring in crystalline, amorphous, and impure forms (as in quartz, opal, and sand respectively). Used to manufacture a wide variety of materials, especially glass and concrete.

sphalerite	A zinc mineral which is composed of zinc and sulphur.

Term	Definition
stock	A magma that has intruded into pre-existing rock in a columnar shape, typically a kilometre or more in diameter.
stockpile	Broken ore heaped on the surface, pending treatment or shipment.
stockwork	A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.
tailings	The material that remains after all metals considered economic have been removed from ore during milling.
tailings storage facility	A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.
terrane	Area of land of a particular character, e.g., mountainous, swampy.
tonne	Metric unit of mass equaling 1,000 kilograms or 2,240 pounds. Called a "long ton."
ton	Unit of weight equaling 2,000 pounds. Called a "short ton."
total cash costs	A non-GAAP financial measure calculated by dividing all of the costs absorbed into inventory by applicable ounces sold.
tuff	Rock composed of fine volcanic ash.
vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.
volcanics	A general collective term for extrusive igneous and pyroclastic material and rocks.

SCHEDULE “C”
ABBREVIATIONS AND MEASUREMENT CONVERSION

Unless otherwise defined, abbreviations used in this Annual Information Form have the following meanings:

μ	micron
AA	Atomic Absorption
Ag	Silver
Au	Gold
°C	degree Celsius
°F	degree Fahrenheit
Doré	Semi-pure alloy of gold and silver, usually created at a mine site, which is transported to a precious metals refinery for further purification.
μg	microgram
cm	centimetre
cm2	square centimetre
Cu	Copper
ft	foot
g	gram
G	giga (billion)
Gwh	gigawatt-hour
HQ	diamond drill core measuring 6.35 cm in diameter
hr or h	hour
ha	hectare
ICP	Induction Coupled Plasmaspectrometry
in	inch
J	joule
K	kilo (thousand)
kg	kilogram
km	kilometre
km2	kilometres squared
L	litre
lb	pound
m	metre
m2	metres squared
M	mega (million)
mm	millimetre
MW	megawatt
MWh	megawatt-hour
NQ	diamond drill core measuring 4.76 cm in diameter
opt, oz/st	ounce per short ton
oz	Troy ounce/ounce (31.1035g)
Pb	Lead
PQ	diamond drill core measuring 8.5 cm in diameter
RC	reverse circulation
RL	relative elevation
s	second
st	short ton (one short ton equals 0.907 metric tonnes)
stpa	short ton per year
stpd	short ton per day
t	metric tonne (one metric tonne equals 1.102 short tons)
tpa/tpy	metric tonne per year
tpd	metric tonne per day
V	volt
W	watt
yd	yard
Zn	Zinc

C-1

The following table lists Imperial measurements and their equivalent value under the Metric system:

Imperial	Converts to	Metric
1 in	=	2.54 cm
1 ft (12 in)	=	0.3048 m
1 yd (3ft)	=	0.9144 m
1 mile (1760 yd)	=	1.6093 km
1 square in (in2)	=	6.4516 cm2
1 square ft (ft2)	=	0.0929 m2
1 square yd (yd2)	=	0.8361 m2
1 acre (4840 yd2)	=	4046.9 m2
1 square mile (640 acres)	=	2.59 km2
short ton	=	0.907 metric tonnes

C-2

SCHEDULE “D”
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar (noon) for each of the three years ended December 31, 2012, 2011 and 2010, as quoted by the Bank of Canada, were as follows:

	2012	2011	2010
High	1.0418	1.0604	1.0778
Low	0.9710	0.9449	0.9946
Average (1)	0.9996	0.9891	1.0299
Closing	0.9949	1.0170	0.9946

(1) Calculated as an average of the daily noon rates for each period.

On March 26, 2013, the noon exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1 = C$1.0166 and C$1= US$0.9837.

Gold, Silver and Copper Prices

Gold Prices

The high, low, average and closing afternoon fixing gold prices per troy ounce for each of the three years ended December 31, 2012, 2011 and 2010, as quoted by the London Bullion Market Association, were as follows:

	2012 ($)	2011 ($)	2010 ($)
High	1,792	1,895	1,421
Low	1,540	1,319	1,058
Average	1,669	1,572	1,225
Closing	1,658	1,531	1,406

On March 26, 2013, the closing afternoon fixing gold price per troy ounce, as quoted on the London Bullion Market Association, was $1,598.

Silver Prices

The high, low, average and closing silver prices per troy ounce for each of the three years ended December 31, 2012, 2011 and 2010, as quoted by the London Bullion Market Association, were as follows:

2012 ($)	2011 ($)	2010 ($)
High	37.23	48.70	30.70
Low	26.67	26.16	15.14
Average	31.15	35.12	20.16
Closing	29.95	28.18	30.63

On March 26, 2013, the closing silver price per troy ounce, as quoted on the London Bullion Market Association, was $28.83.

D-1

Copper Prices

The high, low, average and closing official cash settlement copper prices per pound for each of the three years ended December 31, 2012, 2011 and 2010, as quoted by the London Metal Exchange, were as follows:

2012 ($)	2011 ($)	2010 ($)
High	3.96	4.62	4.42
Low	3.30	3.05	2.76
Average	3.61	4.00	3.42
Closing	3.59	3.44	4.42

On March 26, 2013, the closing official cash settlement copper price per pound, as quoted on the London Metal Exchange, was $3.46.

D-2